
03024543

HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

July 15, 2003



BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: **Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

CVM Quarterly Information – Quarter Ended March 31, 2003
Quarterly Report to Shareholders – Quarter Ended March 31, 2003
Relevant Fact dated June 30, 2003

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dlw 7/16

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira



COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

The Company and Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP) are forging ahead with the financial and equity restructuring of subsidiary company BMP Siderurgia S.A. ("BMPS"), formerly Mendes Júnior Siderurgia S/A, through the definition and implementation of a new stage in this project.

In addition to the Juiz de Fora steel mill, the mesh plant in São Paulo and the respective distribution centers and depots that it already owned, the Piracicaba and Vitória plants will now be transferred to BMPS, together with their respective distribution centers and depots, in addition to the investments and stakes held by the Company in Acindar - Industria Argentina de Aceros S.A. Consequently, the production and sales of rebars and other goods for the civil construction industry through mini-mills will be clustered under BMPS. The integrated steel-making activities (Monlevade Mill) will remain with the Company, mainly in charge of servicing the industrial segment, in addition to managing the Sabará plant.

This new stage begins on June 30, 2003, with the BMPS Extraordinary General Meeting, increasing its equity capital by around R$ 1,100 million in order to pay in full some R$ 500 million with the transferred establishments and credits arising from their sale to BMPS, as well as R$ 70 million in real estate and properties, leaving a balance estimated at R$ 530 million (depending on the appraisals) held in cash or credits against BMPS. This same Meeting appointed the experts who will appraise the assets to be transferred to BMPS as part of its capital, with another Meeting scheduled to be held within thirty days to analyze the Appraisal Report.

The transactions undertaken through the above-mentioned corporate restructuring project that involve the Company, BMP and BMPS are being implemented mainly at book values, with no expectations of significant capital gains or losses.

With the investments already allocated, those under way and others still to be defined, it is felt that the premium to be posted on the investments in BMPS may vary between R$ 1,600 million and R$ 1,800 million, for future use in its operations and in compliance with Brazilian Tax and Company Law. Studies of these matters are still under way, with implementation likely from the start of the next financial year onwards. During the current financial year, financial charges of some R$ 500 million became deductible for BMPS, which could not be deducted earlier for tax purposes. Except for the effects of taxes on profits, the deduction of these charges does not affect the earnings of BMPS and / or the Company.

Belo Horizonte, June 30, 2003

Marcos Piana de Faria
Finance and Investor Relations Director

INFORMATIVO TRIMESTRAL - 1º TRIMESTRE DE 2003

QUARTERLY REPORT - 1ST QUARTER, 2003


BELGO
Grupo Arcelor

Excelência em aço. Fica

Sumário do Desempenho 1° Trimestre de 2003

SETOR DE SIDERURGIA

Volume de produção de laminados com aumento de 2,7% e vendas totais com crescimento de 1,1%

Vendas no mercado interno + 3,4%

Vendas no mercado externo – 6,8%

CONTROLADORA

EBITDA de R$ 141,8 milhões, 29,1% acima dos R$ 109,8 milhões do 1º trimestre de 2002.

Lucro Líquido em alta de 32,3% em relação ao 4º trimestre 2002 e de 93,2% em relação ao 1º trimestre de 2002.

Investimentos realizados de R$ 59,5 milhões, principalmente na expansão da capacidade produtiva.

Produtividade: 911 t/homem/hora, 1,7% superior às 895 t/homem/hora obtidas no mesmo período do ano anterior.

ACINDAR: A Empresa, em continuidade ao plano de reestruturação e favorecida pela desvalorização do peso, vem se mostrando competitiva, apresentando bons resultados operacionais.

BMP Siderurgia S/A: Foi concluída a primeira fase do processo com a compra de 99% dos créditos contra a MJS - Mendes Júnior Siderurgia S.A. e exercida a opção de compra da MJS. Está em curso o projeto societário de simplificação da estrutura com a racionalização dos custos, inclusive tributários.

Summary of Performance During the 1st Quarter of 2003

STEEL SECTOR

Rolled products production volume up 2.7% and total sales up 1.1%

Domestic sales + 3.4%

Export sales – 6.8%

PARENT COMPANY

EBITDA of R$ 141.8 million, *29.1% higher than the R$ 109.8 million posted for the 1st Quarter of 2002.*

Net Profits up 32.3% *over the 4th Quarter of 2002 and 93.2% above the 1st Quarter of 2002*

Investments of R$ 59.5 million, *allocated mainly to expanding production capacity.*

Productivity: *911 tons/man/hour, 1.7% higher than the 895 tons/man/hour posted for the same period the previous year.*

ACINDAR: *Forging head with its restructuring plan and benefited by the devaluation of the peso, the company is proving competitive, posting good operating earnings.*

BMP Siderurgia S/A: *The initial phase was completed of the process of purchasing 99% of the credits held against MJS - Mendes Júnior Siderurgia S.A., exercising the purchase option on this steel mill. A corporate reorganization project is under way, streamlining its structure and rationalizing costs, including taxes.*

Comentário do Desempenho 1° Trimestre de 2003 e 2002

A Empresa apresenta a análise do desempenho operacional e financeiro do 1º trimestre de 2003 comparado a igual período do ano passado e ao trimestre imediatamente anterior.

PRODUÇÃO E VENDAS (10^3 t) DAS EMPRESAS BELGO

Os volumes e as variações da produção de aço bruto, laminados e trefilados estão assim distribuídos nos trimestres demonstrados:

Comments on Performance for the 1st Quarter of 2003 and 2002

The Company presents an prelimininary analysis (not yet audited) of its operating and financial performance during the 1st Quarter of 2003, compared to the same period last year and the preceding Quarter.

PRODUCTION AND SALES (10^3 t) BY BELGO COMPANIES

Production volumes and variations for crude steel, rolled products and wires are distributed as follows for the Quarters in question:

Quadro1 - Produção das Empresas Belgo (Unid. 10^3 t) *Table1 - Output: Belgo Companies (Unit 10^3 tons)*

	2003 1º T	2002 4º T	Δ %	2002 1º T	Δ %
SETOR DE SIDERURGIA - *STEEL SECTOR*					
AÇO BRUTO - *CRUDE STEEL*					
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	487,1	506,1	(3,8)	490,1	(0,6)
. BMP (Usina de Juiz de Fora) - *BMP (Juiz de Fora Mill)*	222,4	211,4	5,2	205,2	8,4
Total	**709,5**	**717,5**	**(1,1)**	**695,3**	**2,0**
LAMINADOS - *ROLLED PRODUCTS*					
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills) and Itaúna*	453,4	486,1	(6,7)	473,9	(4,3)
. BMP (Usina de Juiz de Fora) - *BMP (Juiz de Fora Mill)*	223,2	208,3	7,2	184,7	20,8
Total	**676,6**	**694,4**	**(2,6)**	**658,6**	**2,7**
SETOR DE TREFILARIAS - *WIRES SECTOR*					
. BMB / BBA / JOSSAN	151,0	125,0	20,8	139,6	8,2

A produção de aço bruto registrou um volume 2,0% superior, a de laminados um crescimento de 2,7%, e a de trefilados um aumento de 8,2%, todos relacionados com o mesmo período do ano passado.

Crude steel production rose 2.0% by volume, rolled products expanded by 2.7%, and wires were up 8.2%, all compared to the same period the previous year.

Com relação ao trimestre anterior destaca-se o crescimento de 20,8% na produção de trefilados.

Compared to the previous Quarter, the increase in 20,8% wires production was particularly noteworthy.

Os volumes e as variações das vendas de laminados e trefilados estão assim distribuídos:

The sales volumes and variations for rolled products and wires are distributed as follows:

Quadro 2 - Vendas Empresas Belgo (Unid. 10^3 t) *Table 2 - Sales Belgo Companies (Unit 10^3 tons)*

	2003 1º T	2002 4º T	Δ %	2002 1º T	Δ %
MERCADO INTERNO - *DOMESTIC MARKET*					
Setor de Siderurgia (*) - *Steel Sector (*)*					
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	330,5	384,7	(14,1)	337,2	(2,0)
. BMP (Usina de Juiz de Fora) - *BMP (Juiz de Fora Mill)*	168,4	176,8	(4,8)	145,2	16,0
Total	**498,9**	**561,5**	**(11,1)**	**482,4**	**3,4**
Setor de Trefilarias - *Wires Sector*					
. BBA / BMB / JOSSAN	124,8	132,0	(5,5)	124,7	0,1
MERCADO EXTERNO - *EXPORTS*					
Setor de Siderurgia (*) - *Steel Sector (*)*					
. Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	101,0	102,0	(1,0)	116,4	(13,2)
. BMP (Usina de Juiz de Fora) - *BMP (Juiz de Fora Mill)*	31,3	9,7	222,7	25,5	22,7
Total	**132,3**	**111,7**	**18,4**	**141,9**	**(6,8)**
Setor de Trefilarias - *Wires Sector*					
. BBA / BMB / JOSSAN	24,6	20,5	20,0	10,2	141,2
Venda Total do Setor de Siderurgia - *Total Sales - Steel Sector*	**631,2**	**673,2**	**(6,2)**	**624,3**	**1,1**
Venda Total do Setor de Trefilarias - *Total Sales - Wires Sector*	**149,4**	**152,5**	**(2,0)**	**134,9**	**10,7**

(*) Inclui vendas para empresas de trefilarias. *(*) Includes sales to wires companies.*

O mercado interno apresentou, no 1º trimestre de 2003, uma retração de 11,1% no volume de vendas de laminados em relação ao último trimestre de 2002, que registrou uma excepcional demanda.

During the first Quarter of 2003, the domestic market shrank 11.1% by rolled products sales volume compared to the last Quarter of 2002, which posted exceptionally heavy demands.

Nota-se, entretanto, um crescimento de 3,4% em relação ao primeiro trimestre do ano anterior.

However, growth of 3.4% was noted over the first Quarter of the previous year.

As vendas de trefilados mantiveram-se estáveis.

Wire product sales remained stable.

As exportações do Setor de Siderurgia apresentaram um aumento de 18,4% e as do Setor de Trefilaria de 20% em relação ao trimestre imediatamente anterior.

Exports rose 18.4% for the Steel Sector and 20% for the Wires Sector, compared to the preceding Quarter.

Resultados

Earnings

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

The Table below presents the Financial Highlights and some indicators for the Parent Company.

Quadro 3 - Destaques Financeiros - Controladora *Table 3 - Financial Highlight - Parent Company*

Em R$ milhões - *R$ million*	2003 1º T	2002 4º T	Δ %	2002 1º T	Δ %
Receita bruta - *Gross revenues*	631,2	643,4	(1,9)	455,9	38,5
Receita Líquida - *Net Revenues*	**477,6**	**488,4**	**(2,2)**	**352,2**	**35,6**
Mercado interno - *Domestic market*	389,8	400,8	(2,7)	293,7	32,7
Mercado externo - *Exports*	87,8	87,6	0,2	58,5	50,1
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**122,1**	**106,0**	**15,2**	**90,6**	**34,8**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	42,6	41,8	1,9	(9,2)	
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	3,8	0,8	375,0	4,9	(22,4)
Equivalência patrimonial - *Equity earnings*	57,7	17,0	239,4	38,3	50,7
Receitas (despesas) não operacionais - *Non-operating revenues (expenditures)*	(11,3)	(26,1)	(56,7)	(16,4)	(31,1)
Lucro Líquido - *Net profit*	**158,6**	**119,9**	**32,3**	**82,1**	**93,2**
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**141,8**	**126,0**	**12,5**	**109,8**	**29,1**
Investimentos - *Investments*	59,5	43,8	35,8	27,2	118,8
Aumento (redução) capital de giro operacional - *Increase (reduction) in operating working capital*	2,2	78,1	(97,2)	(23,5)	
Endividamento líquido - *Net debt*	193,4	203,3	(4,9)	381,6	(49,3)
Disponível - *Cash on hand & banks*	373,0	422,2	(11,7)	396,6	(6,0)
Patrimônio líquido - *Net equity*	2.449,2	2.290,6	6,9	2.087,9	17,3
Ativo total - *Total assets*	3.774,3	3.707,6	1,8	3.433,4	9,9
ROCE (%) - *ROCE (%)*	28,0	19,8		21,3	
ROE (%) - *ROE (%)*	26,8	21,3		16,1	
Em R$ por Lote de 1.000 Ações - *R$ per 1,000 Shares*					
Lucro líquido - *Net profit*	22,39	16,93	32,3	12,14	84,4
Patrimônio líquido - *Net equity*	345,73	323,34	6,9	308,75	12,0
Nº de empregados - *Headcount*	2.932	2.955	(0,8)	2.966	(1,1)

O crescimento da receita líquida e do lucro operacional da Controladora deve-se parcialmente ao realinhamento dos preços ocorridos no mercado doméstico em decorrência do aumento dos custos de produção, pela melhoria do mix de produtos e pelo aumento de preços nas exportações.

The increase in the net revenues and operating profits of the Parent Company was due partially to price realignments on the domestic market, driven by rising production costs, a better product mix and high prices for exports.

A geração de caixa (EBITDA) da Controladora alcançou R$ 141,8 milhões no 1º trimestre apresentando assim um aumento de 29,1%, o que correspondente a uma margem de 29,7% sobre a receita líquida.

Cash flow generation (EBITDA) by the Parent Company rose 29.1% to R$ 141.8 million during the first Quarter, corresponding to a margin of 29.7% on net revenues.

O lucro líquido da Belgo foi de R$ 158,6 milhões com crescimento de 93,2% quando comparado ao lucro do 1º trimestre de 2002 e de 32,3% em relação ao 4º trimestre de 2002.

The net profits posted by Belgo reached R$ 158.6 million, up 93.2% compared to the profits for the first Quarter of 2002, and 32.3% compared to the fourth Quarter of 2002.

A equivalência patrimonial progrediu, principalmente, pela contribuição do resultado das trefilarias BMB e BBA, e pelos efeitos da valorização do Real no endividamento dolarizado da Hidrelétrica Guilman-Amorim.

Equity earnings were underpinned mainly by contributions from the figures posted by the BMB and BBA wires plants, as well as the effects of the rising value of the Real on the dollarized debt of the Guilman-Amorim Hydro-Power Plant.

A Belgo registrou uma receita financeira líquida de R$ 42,6 milhões devido aos efeitos positivos da marcação ao mercado, revertendo, assim, os impactos ocorridos no ano passado.

Net financial revenues of R$ 42.6 million were posted by Belgo, due to the positive effects of marking on the market, offsetting last year's impacts.

Margens da Controladora

Parent Company Margins

Nos quatro Trimestres de 2002 e no 1º Trimestre de 2003

All four Quarters of 2002 and the first Quarter of 2003



25,7
25,7
29,6
21,7
25,6
1T02*
2T*
3T*
4T
1T03

Margem EBIT % / *EBIT margin %*



31,2
30,6
33,9
25,8
29,7
1T02*
2T*
3T*
4T
1T03

Margem EBITDA % / *EBITDA margin %*



23,3
16,1
11,5
24,5
33,2
1T02
2T**
3T***
4T
1T03

Margem líquida % / *Net margin %*

* Participação nos Lucros e Resultados (PLR) reclassificada como despesa operacional - Ofício circular CVM nº 01/2003 em 16/01/2003.

** Margem líquida reduzida no 2º trimestre de 2002 pelas provisões (R$ 15 milhões) para enventuais perdas extraordinárias (basicamente mútuo com ACINDAR) e de ajuste a valor de mercado nas aplicações (R$ 19,4 milhões).

*** Margem líquida impactada no 3º trimestre de 2002 pelo ajuste a valor de mercado nas aplicações financeiras de R$ 72 milhões e pela equivalência patrimonial do BMP, onerada pelo valor adicional do arrendamento de R$ 47,3 milhões.

* *Profits and Results Sharing reclassified as operating expense (CVM Circular Ordnance nr. 01/2003 on 01/16/2003).*

** *Net margin reduced during the 2nd Quarter of 2002 by provisions (R$ 15 million) to cover possible future extraordinary losses, (basically the ACINDAR loan) and adjustments to the market values of short-term financial investments (R$ 19.4 million).*

*** *Net margin affected during the 3rd Quarter of 2002 by adjusting the market value of short-term financial investments (R$ 72 million) and the equity earnings posted by BMP that were affected by an additional leasing amount of R$ 47.3 million.*

Endividamento Líquido Consolidado

Consolidated Net Debt

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The Table below gives the composition, profile and currency of the financing taken out by the Company:

Quadro 4 - Composição do Endividamento **Table 4 - Debt Composition**

(R$ milhões) - (R$ million)	1º T 2003			31/12/2002	1º T 2002
	R$	US$ (1)	Total	Total	Total
Belgo	234,3	(40,9)	193,4	203,3	381,6
BMP, BelgoPar, BMU e Itaúna	274,9	9,3	284,2	224,2	207,4 *
Trefilarias - Wire plants	47,2	10,1	57,3	47,7	49,9
Guilman-Amorim	(23,0)	244,2	221,2	246,9	174,5
Outras - Others	(4,9)	(1,7)	(6,6)	(46,9)	(4,9)
Total da Dívida Líquida - Total Net Debt	**528,5**	**221,0**	**749,5**	**675,2**	**808,5**
- Dívida de curto prazo (aplicação) - Short-term debt (application)	90,1	(100,9)	(10,8)	(107,7)	(162,5)
- Dívida de longo prazo - Long-term debt	438,4	321,9	760,3	782,9	971,0

(1) Valores expressos em Reais equivalentes, embora a dívida tenha sido contraída em US$ - *(1) Amounts expressed in equivalent Reais, although the debt was taken out in US$*

O endividamento líquido consolidado aumentou em R$ 74,3 milhões se considerado o valor registrado em 31/12/2002 de R$ 675,2 milhões, justificado pelo pagamento de dividendos e pelo aporte de capital de R$ 50 milhões na Mendes Júnior Siderurgia S.A., hoje BMP Siderurgia S.A.

Consolidated net debt rose by R$ 74.3 million, taking the amount posted on December 31, 2002 of R$ 675.2 million, justified by the payment of dividends and the R$ 50 million capital investment in Mendes Júnior Siderurgia S.A., now BMP Siderurgia S.A.

O endividamento líquido em moeda estrangeira representa 29,5% do total consolidado e concentra-se basicamente no financiamento do IFC para a Hidrelétrica Guilman-Amorim.

Net debt in foreign currency accounts for 29.5% of the consolidated total, consisting basically of IFC financing for the Guilman-Amorim Hydro-Power Plant .

O índice de cobertura (dívida líquida de longo prazo dividida pelo EBITDA anualizado) consolidado é de apenas 0,64, o que demonstra o baixo nível de endividamento das Empresas Belgo.

The consolidated coverage rate (long-term net debt divided by the annualized EBITDA) is only 0.64, demonstrating the low level of indebtedness among the Belgo Companies.

Fluxo de Caixa da Controladora

Parent Company Cash Flow

O fluxo de caixa das atividades operacionais alcançou R$ 138,5 milhões no trimestre, 128,2% superior ao trimestre imediatamente anterior e 20,6% em relação ao mesmo período do ano passado.

The operating activities cash flow reached R$ 138.5 million during the Quarter, up 128.2% over the preceding Quarter and 20.6% higher than for the same period the previous year.

O investimento líquido em controladas, imobilizações e diferido atingiu R$ 61,2 milhões no primeiro trimestre de 2003, ultrapassando em 36,6% o valor dos investimentos realizados no mesmo período de 2002.

Net investments in subsidiary companies, property, plant and equipment and deferred reached R$ 61.2 million during the first Quarter of 2003, 36.6% higher than investment values during the same period in 2002.

Foram pagos, em fevereiro de 2003, R$ 79,9 milhões de Juros sobre o Capital Próprio, valor líquido de Imposto de Renda.

In February 2003, R$ 79.9 million was paid out as Interest on Equity Capital, net of Income Tax.

Registrou-se uma redução das disponibilidades pelo pagamento em fevereiro/2003 de dividendos sob a forma de Juros sobre o Capital Próprio no valor bruto de R$ 90,6 milhões.

Cash on hand & banks dropped due to the payment of dividends as Interest on Equity Capital in the gross amount of R$ 90.6 million in February 2003.

Quadro 5 - Demonstração do Fluxo de Caixa - Contadora

Table 5 - Cash Flow Statement - Parent Company

(R$ milhões) - *(R$ million)*	2.003 1º T	2.002 4º T	Δ %	2.002 1º T	Δ %
Lucro líquido - *Net profits*	158,6	119,9	32,3	82,1	93,2
Depreciações / amortizações - *Depreciation / amortization*	19,7	20,1	(2,0)	19,3	2,1
Participações em empresas controladas - *Stakes in subsidiary companies*	(57,7)	(17,0)	239,4	(38,3)	50,7
Resultado da alienação do ativo permanente, líquidas - *Net earnings on divestment of permanent asset*	10,2	7,8	30,8	(0,1)	
Imposto de renda e contribuição social diferidos - *Income tax and social security, deferred*	56,3	14,7	283,0	26,0	116,5
Outros (principalmente juros e var. cambial) - *Others (principally interest and foreign exchange variations)*	(16,5)	(22,0)	(25,0)	33,4	
(Aumentos) Reduções de Ativos: - *(Increases) Reductions in Assets:*					
Clientes - *Customers*	13,2	(30,8)		14,0	(5,7)
Estoques - *Inventories*	(8,4)	(36,4)	(76,9)	(7,1)	18,3
Outros ativos - *Other assets*	(20,9)	91,5		(37,0)	(43,5)
Aumentos (Reduções) de Passivos: - *Increases (Reductions) in Liabilities:*					
Fornecedores - *Suppliers*	(25,6)	(17,1)	49,7	14,7	
Outros passivos - *Other liabilities*	9,6	(70,0)		7,8	23,1
Fluxo de Caixa das Atividades Operacionais - *Operating Activities Cash Flow*	**138,5**	**60,7**	**128,2**	**114,8**	**20,6**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(4,2)	(10,0)	(58,0)	(16,6)	(74,7)
(Aquisição) alienação de imobilizado e diferido *(Acquisition) divestment of property, plant & equipment and deferred*	(57,0)	(48,1)	18,5	(28,2)	102,1
Fluxo de Caixa das Atividades de Investimentos - *Investment Activities Cash Flow*	**(61,2)**	**(58,1)**	**5,3**	**(44,8)**	**36,6**
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	(46,6)	(62,5)	(25,4)	2,9	
Emissão (resgate) de debêntures e outros - *Issue (redemption) of debentures and others*		(56,7)		(6,1)	
Conversão de debêntures em ações - *Conversion of debentures into shares*		56,5			
Pagamento de dividendos/juros capital próprio - *Payment of dividends/interest on equity capital*	(79,9)	(0,1)		(56,5)	41,4
Fluxo de Caixa das Atividades Financeiras - *Financial Activities Cash Flow*	**(126,5)**	**(62,8)**	**101,4**	**(59,7)**	**111,9**
Aumento (Redução) das Disponibilidades - *Increase (Reduction) in Cash on Hand & Banks*	**(49,2)**	**(60,2)**	**(18,3)**	**10,3**	
Disponibilidades no início do período - *Cash on hand & banks at start of period*	422,2	482,4	(12,5)	386,3	9,3
Disponibilidades no fim do período - *Cash on hand & banks at end of period*	373,0	422,2	(11,7)	396,6	(6,0)

Informações Relevantes

No primeiro trimestre de 2003 a Belgo avançou significativamente para a conclusão do Projeto Juiz de Fora e para a reestruturação da dívida financeira da ACINDAR.

BMP Siderurgia S.A.

BMP Siderurgia S.A. é a nova razão social da Mendes Júnior Siderurgia S.A. a partir de 14/03/2003, e é controlada pela BMP - Belgo-Mineira Participação, Indústria e Comércio S.A. que detém 98% do capital votante e 99% do capital total da Empresa.

Significant Information

During the first Quarter of 2003, Belgo made significant progress towards completing the Juiz de Fora Project and restructuring the financial debts of ACINDAR.

BMP Siderurgia S.A.

On March 14, 2003, the corporate name of Mendes Júnior Siderurgia S.A. was changed to BMP Siderurgia S.A., now a subsidiary of BMP - Belgo-Mineira Participação, Indústria e Comércio S.A., which holds 98% of its voting capital and 99% of its total capital.

A BMP Siderurgia S.A. não está consolidada nos resultados apresentados nesse balanço trimestral.

A BMP - Belgo-Mineira Participação, Indústria e Comércio S.A. ainda opera a usina de Juiz de Fora, com base no contrato de arrendamento vigente, até que se conclua o saneamento do passivo e as operações societárias que permitam a simplificação da estrutura com a racionalização dos custos , inclusive tributários.

A Administração tem a expectativa de concluir o projeto societário no exercício em curso.

ACINDAR Indústria Argentina de Aceros S.A.

A Acindar, em continuidade ao plano de reestruturação e favorecida pela desvalorização do peso, vem se mostrando competitiva, operando na sua capacidade plena. A Empresa apresenta expressivo volume de vendas no mercado argentino e nas exportações, com uma melhora sensível nos resultados operacionais e nos seus indicadores financeiros.

A renegociação da dívida financeira da Acindar com os bancos foi apresentada ao Comitê de Credores que considerou a proposta consistente para se obter a reestruturação da dívida.

A proposta contempla que:

1- Os créditos pesificados serão quitados à vista, com desconto.
2- Os créditos dolarizados serão representados por novos títulos denominados *Senior Notes* com prazo de 9 anos e com amortização anual, remunerados em 4% a.a. em 2003 e 2004, Libor e percentuais de 2% para 2005, 2,5% para 2006 e de 3% para o período de 2007 até 2011.
3- Aquisição de créditos e bônus dolarizados à vista, com desconto, através de Oferta de Compra até o valor de US$ 20 milhões.

A Belgo apoiará financeiramente o acordo mediante os seguintes procedimentos:

. Garantia de re-pagamento das *Senior Notes*, incluindo juros, até o montante de US$ 48 milhões;

. Troca de créditos da Belgo, no montante de US$ 25 milhões, por títulos opcionalmente conversíveis a qualquer momento em ações da Acindar (*ONC's*) com vencimento para 2012 remunerados em 6% a.a., sendo 3% em dinheiro e 3% em novos títulos da mesma espécie;

. Financiamento adicional de até US$ 30 milhões lastreado em *ONC's* e/ou aplicação direta no equacionamento de créditos internacionais, com posterior recebimento das mesmas *ONC's* pela Belgo.

The consolidated figures presented in this Quarterly Report do not include BMP Siderurgia S.A.

The Juiz de Fora Mill will continue to be run by BMP - Belgo-Mineira Participação, Indústria e Comércio S.A. under the current lease contract, through to complete resolution of its liabilities and completion of the corporate operations streamlining its structure and rationalizing its costs, including taxes.

The Management expects to complete this corporate restructuring project during the current financial year.

ACINDAR Indústria Argentina de Aceros S.A.

Forging ahead with its restructuring plan and benefited by the devaluation of the peso, this enterprise is proving competitive, operating at full capacity. It is posting significant sales volumes on the Argentine market, with impressive exports, reflected in an appreciable improvement in its operating earnings and financial indicators.

The renegotiation of the financial debt of Acindar with the banks was presented to the Creditors Committee, which rated this proposal as valid for a successful debt restructuring process.

The proposal covers the following aspects:

1- Credits in pesos will be settled in cash at a discount.
2- Credits in dollars will be represented by new nine-year Senior Notes with annual amortization annual and remunerated at 4% p.a. in 2003 and 2004; and Libor + 2% for 2005; 2.5% for 2006 and 3% for 2007 through 2011.

3- Acquisition of dollarized credits and bonds in cash at a discount, through a Purchase Bid of up to US$ 20 million.

The financial backing for this agreement will be provided by Belgo through the following procedures:

. Guaranteed repayment of the Senior Notes with interest, up to US$ 48 million;

. Credit swap with Belgo, up to US$ 25 million, for papers with conversion options (ONCs) at any time into Acindar shares, maturing in 2012 and remunerated at 6% p.a., with 3% in cash and 3% in new papers of the same type;

. Additional financing of up to US$ 30 million backed by ONCs and/or application direct to settling the international credits, with these ONCs subsequently received by Belgo.

Caso o acordo seja homologado, a Administração entende que o serviço da dívida estará compatível com a atual geração de caixa.

A Empresa é considerada pela Belgo um ativo estratégico para sua atuação na América do Sul.

Should the agreement be ratified, the Management Administration feels that service on the debt will be compatible with the current cash flow generation.

This Company is rated as a strategic asset by Belgo for its operations in South America.

Resultado Consolidado - Empresas Belgo

Consolidated Earnings - Belgo Companies

Quadro 6 — ***Table 6***

Em R$ milhões - *R$ million*	2003 1ºT	2002 4ºT	Δ %	2002 1ºT	Δ %
Receita Bruta - *Gross revenues*	1.185,4	1.149,2	3,2	862,4	37,5
Receita Líquida - *Net Revenues*	**909,1**	**882,5**	**3,0**	**670,0**	**35,7**
Mercado interno - *Domestic market*	738,5	727,2	1,6	563,5	31,1
Mercado externo - *Exports*	170,6	155,3	9,9	106,5	60,2
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**259,6**	**238,2**	**9,0**	**186,8**	**39,0**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	19,4	0,0		(17,2)	
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	1,1	(10,4)		(8,2)	
Equivalência patrimonial - *Equity earnings*	21,0	35,7	(41,2)	11,6	81,0
Receita (despesas) não operacionais - *Non-operating revenues (expenditures)*	(10,7)	(50,3)	(78,7)	(17,8)	(39,9)
Lucro Líquido - *Net Profit*	**198,3**	**143,5**	**38,2**	**99,7**	**98,9**
Parcela do grupo - *Group portion*	159,6	107,2	48,9	82,9	92,5
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**296,0**	**274,8**	**7,7**	**222,8**	**32,9**
Investimentos - *Investments*	78,7	55,1	42,8	43,0	83,0
Aumento (redução) capital de giro operacional - *Increase (reduction) in operational working capital*	50,0	(4,2)		(14,9)	
Endividamento líquido - *Net debt*	749,5	675,1	11,0	808,5	(7,3)
Disponível - *Cash on hands & banks*	460,9	534,8	(13,8)	622,6	(26,0)
No Final do Período - *At End of Period*					
Patrimônio líquido - *Net equity*	2.674,1	2.485,0	7,6	2.293,5	16,6
- Acionistas não controladores - *Non-controlling shareholders*	238,4	209,1	14,0	217,7	9,5
- Parcela do grupo - *Group portion*	2.435,7	2.275,9	7,0	2.075,8	17,3
Ativo total - *Total assets*	5.392,9	5.225,0	3,2	4.444,0	21,4
Nº de Empregados - *Headcount*	7.003	6.990	0,2	7.182	(2,5)

Fluxo de Caixa Consolidado

Consolidated Cash Flow

Quadro 7 *Table 7*

	2003 1º T	2002 4º T	Δ %	2002 1º T	Δ %
Lucro líquido - *Net profits*	159,6	107,2	48,9	82,9	92,5
Depreciações / amortizações - *Depreciation / amortization*	36,3	36,6	(0,8)	36,0	0,8
Participação do acionista não controlador - *Stake held by non-controlling shareholder*	38,7	36,1	7,2	16,8	130,4
Participações em empresas controladas - *Stakes held in subsidiary companies*	(20,9)	(35,2)	(40,6)	(11,5)	81,7
Resultado da alienação do ativo permanente, líquidas - *Net earnings on divestment of permanent asset*	17,2	44,9	(61,7)	0,6	
Imposto de renda e contribuição social diferidos - *Income tax and social security, deferred*	91,8	63,4	44,8	55,4	65,7
Outros (principalmente juros e var. cambial) - *Others (principally interest and foreign exchange variations)*	12,0	(75,7)		33,7	(64,4)
(Aumentos) Reduções de Ativos: - *(Increases) Reductions in Assets:*					
Clientes - *Customers*	(41,0)	(8,7)	371,3	(23,3)	76,0
Estoques - *Inventories*	(15,4)	(99,2)	(84,5)	(7,6)	102,6
Outros ativos - *Other assets*	(52,7)	73,6		(5,4)	875,9
Aumentos (Reduções) de Passivos: - *Increases (Reductions) in Liabilities:*					
Fornecedores - *Suppliers*	(90,8)	56,9		(0,8)	
Outros passivos - *Other liabilities*	46,2	(7,1)		18,3	152,5
Fluxo de Caixa das Atividades Operacionais - *Operating Activities Cash Flow*	**181,0**	**192,8**	**(6,1)**	**195,1**	**(7,2)**
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(100,7)	(125,6)	(19,8)	2,1	
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant & equipment and deferred*	(77,1)	(61,0)	26,4	(44,2)	74,4
Fluxo de Caixa das Atividades de Investimentos - *Investment Activities Cash Flow*	**(177,8)**	**(186,6)**	**(4,7)**	**(42,1)**	**322,3**
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	15,9	(107,0)		94,1	(83,1)
Emissão (resgate) de debêntures e outros - *Issue (redemption) of debentures and others*	(8,1)	(1,8)	350,0	(10,3)	(21,4)
Conversão de debêntures em ações - *Conversion of debentures into shares*		56,5			
Pagamento de dividendos/juros capital próprio - *Payment of dividends/ interest in equity capital*	(84,9)	(15,0)	466,0	(57,5)	47,7
Fluxo de Caixa das Atividades Financeiras - *Financial Activities Cash Flow*	**(77,1)**	**(67,3)**	**14,6**	**26,3**	
Aumento (Redução) das Disponibilidades - *Increase (Reduction) in Cash on Hand & Banks*	**(73,9)**	**(61,1)**	**20,9**	**179,3**	
Disponibilidades no início do período - *Cash on hand & banks at start of period*	534,8	595,9	(10,3)	443,3	20,6
Disponibilidades no fim do período - *Cash on hand & banks at end of period*	460,9	534,8	(13,8)	622,6	(26,0)

Dados consolidados do Setor de Trefilarias

O aumento das vendas no mercado interno e nas exportações de trefilados, concentradas principalmente em produtos de alta tecnologia e maior valor agregado, contribuíram para o aumento da receita líquida em 46,6% e para o aumento no lucro operacional em 94,3% em comparação ao primeiro trimestre de 2002, o menos representativo do ano anterior.

O lucro líquido do primeiro trimestre atingiu R$ 71,7 milhões e representou um acréscimo de 121,3% comparado aos R$ 32,4 milhões apurados no primeiro trimestre de 2002.

A geração de caixa (EBITDA) montou a R$ 100,4 milhões contra R$ 56,7 milhões no período anterior.

Consolidated Data - Wires Sector

Rising sales on the domestic market and higher exports of wire products, mainly goods based on sophisticated technology with higher added value, helped boost net revenues by 46.6%, with operating profits up 94.3% compared to the first Quarter of 2002, which was the least remarkable period the previous year.

The net profits for the first Quarter rose to R$ 71.7 million, 121.3% more than the R$ 32.4 million posted for the first Quarter of 2002.

The cash flow generation (EBITDA) reached R$ 100.4 million, compared to R$ 56.7 million for the preceding period.

Controladora
Parent Company

Receita líquida
Net revenues
+ 35,6%
R$ 477,6 milhões
R$ 477,6 million

Margem operacional
Operating margin
25,6%
R$ 122,1 milhões
R$ 122,1 million

Margem EBITDA
EBITDA margin
29,7%
R$ 141,8 milhões
R$ 141,8 million

ROCE
ROCE
+ 28,0%


BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas
Transfer Agent and Register
Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.
Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores
Investors Relations
Avenida Carandaí, 1115 - 24º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358
e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo
Headquarters and Central Office
Av. Carandaí, 1115 - 18º ao 26º andar
30130-915 - Belo Horizonte - MG - Brasil
Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br

Jota comr

Quadro 8 - Dados Selecionados - BBA + Jossan + BMB / *Table 8 - Selected Data - BBA + Jossan + BMB*

Em R$ milhões - *R$ million*	2003 1º T	2002 4º T	Δ %	2002 1º T	Δ %
Receita bruta - *Gross revenues*	450,6	425,2	6,0	311,1	44,8
Receita Líquida - *Net Revenues*	**351,9**	**334,2**	**5,3**	**240,0**	**46,6**
Mercado interno - *Domestic market*	298,7	287,9	3,8	224,5	33,1
Mercado externo - *Exports*	53,2	46,3	14,9	15,5	243,2
Lucro Operacional (EBIT) - *Operating Profits (EBIT)*	**88,6**	**83,6**	**6,0**	**45,6**	**94,3**
Receitas (despesas) financeiras - *Financial revenues (expenditures)*	(2,4)	(3,1)	(22,6)	(2,9)	(17,2)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(2,0)	(0,2)	900,0	(0,8)	150,0
Equivalência patrimonial - *Equity Earnings*	6,1	(5,4)		2,7	125,9
Lucro Líquido - *Net Profits*	**71,7**	**59,0**	**21,5**	**32,4**	**121,3**
Parcela do grupo - *Group portion*	41,0	33,8	21,3	19,1	114,7
Geração de Caixa (EBITDA) - *Cash Flow Generation (EBITDA)*	**100,4**	**95,1**	**5,6**	**56,7**	**77,1**
Investimentos - *Investments*	8,7	7,2	20,8	4,6	89,1
Endividamento líquido - *Net debt*	57,2	47,7	19,9	50,0	14,4
Nº de empregados - *Headcount*	2.199	2.203	(0,2)	2.297	(4,3)

Mercado de Capitais

No 1º trimestre de 2003 foram negociadas na BOVESPA 20,3 milhões de Ações Ordinárias (BELG3) e 111,2 milhões de Ações Preferenciais (BELG4).

O total de transações montou a R$ 52 milhões, em 1.116 negócios.

As Ações Ordinárias tiveram uma desvalorização de 2,64% e as Preferenciais um valorização de 4,05%, sem se considerar os juros sobre capital pagos em fevereiro de 2003. No mesmo período o índice Bovespa permaneceu estável.

O valor de mercado da Belgo em 31/03/2003 era de R$ 2.590,7 milhões, contra R$ 2.580,1 milhões em 31/12/2002.

Stock Market

During the first Quarter of 2003, 20.3 million Common Shares (BELG3) and 111.2 million Preferred Shares (BELG4) were traded on the São Paulo Exchange (BOVESPA).

The total amount of these transactions reached R$ 52 million through 1,116 trades.
The price of the Common Shares fell by 2.64%, while the Preferred Shares rose by 4.05%, not including the interest on equity capital paid in February 2003. Over the same period, the São Paulo Exchange Index (IBOVESPA) remained stable.

The market value of Belgo on March 31, 2003 was R$ 2,590.7 million, compared to R$ 2,580.1 million on December 31, 2002.

Quadro 9 - Informações de Mercado / *Table 9 - Market Information*

	1998	1999	2000	2001	2002	31/Mar/2003
Cotações de Fechamento - *Closing Prices*						
R$ / lote de 1000 ações - *R$ / 1,000 shares*						
Ações Ordinárias Escriturais (OE) - *Book-Entry Common Shares (OE)*	78,00	112,00	129,00	130,00	359,50	350,00
Ações Preferenciais Escriturais (PE) - *Book-Entry Preferred Shares (PE)*	37,00	120,00	130,99	146,67	370,00	385,00
Valor de Mercado - *Market Value*						
R$ milhões - *R$ million*	272,2	780,2	878,0	926,8	2.580,1	2.590,7
Patrimônio Líquido - *Net Equity*						
Por lote de 1000 ações - *Per 1,000 shares*	241,81	213,20	279,77	296,60	323,34	345,73

REGISTRATION WITH THE BRAZILIAN SECURITIES COMMISSION (CVM) DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, WITH ITS MANAGEMENT BEING RESPONSIBLE FOR THE TRUTH OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS				2. DISTRICT
Av. Carandaí, 1.115 – 21° - 26° floor				Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE	9. TELEPHONE	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME				
Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1.115 – 24° floor				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX -
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL marcos.faria@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
01/01/2003	12/31/2003	1	01/01/2003	03/31/2003	4	10/01/2002	12/31/2002
9. NAME OF AUDITOR KPMG Auditores Independentes					10. CVM N° 00418-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE Roberto da Silva Chaves					12 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 217.420.656-00		

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

No. OF SHARES (000)	1 - CURRENT QUARTER 03/31/2003	2 - PREVIOUS QUARTER 12/31/2002	3 - SAME QUARTER PREVIOUS YEAR 03/31/2002
Paid-In Capital			
1 – Common	3.905.001	3.905.001	3.905.001
2 – Preferred	3.179.128	3.179.128	2.857.544
3 – Total	7.084.129	7.084.129	6.762.545
In Treasury			
4 – Common	0	0	0
5 – Preferred	68.300	68.300	68.300
6 – Total	68.300	68.300	68.300

01.06 - CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NO. 1140200 – Steel-making
5 - CORE BUSINESS Fabrication of steel, rolled and wire products
6 - TYPE OF CONSOLIDATED Not presented
7 - TYPE OF AUDITORS REPORT Without Qualification

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CORPORATE TAX NO. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. Item	2. EVENT	3. APPROVAL	4. INCOME	5. START PAYMENT	6. TYPE SHARE	7. INCOME ON SHARE

01.01 - IDENTIFICATION

1. CVM CODE Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.09 - PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

1. ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. Nº SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)

01.10 - MARKET RELATIONS DIRECTOR

1. DATE	2. SIGNATURE
May 08, 2003	

01.01 - IDENTIFICATION

1. CVM NO	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE N°	2. DESCRIPTION	3. 03 / 31 / 2003	4. 12 / 31 / 2002
1	Total Assets	3.774.318	3.707.644
1.01	Current Assets	957.978	971.149
1.01.01	Cash on hand and banks	373.025	422.246
1.01.02	Credits	208.338	221.512
1.01.02.01	Customer accounts receivable	208.338	221.512
1.01.02.02	Accounts receivable from associated companies	267.142	258.698
1.01.02.03	Accounts receivable from subsidiary companies	120.969	90.655
1.01.02.04	Other accounts receivable	27.195	24.560
1.01.03	Inventory	104.236	94.860
1.01.03.01	Finished products	14.768	15.757
1.01.03.02	Products being fabricated	(26)	32.866
1.01.03.03	Feedstock and sundry materials	109.473	68.693
1.01.03.04	Maintenance parts and sundry materials	50.469	35.684
1.01.03.05	Imports under way	9.977	3.638
1.01.03.06	Supplier Advances	3.105	3.148
1.01.04	Others	30.777	14.193
1.01.04.01	Income Tax / Social Security to offset	13.269	10.311
1.01.04.02	Others	1.876	1.719
1.02	Long-term Assets	858.736	845.434
1.02.01	Sundry Credits	248.309	238.375
1.02.01.01	Accounts receivable on divestment of permanent assets	6.468	6.816
1.02.01.02	Compulsory deposits and amounts for court cases	139.595	128.650
1.02.01.03	Other credits	82.263	82.263
1.02.02	Credits with Related Parties	3.592	4.684
1.02.02.01	With associated companies	912	413
1.02.02.02	With subsidiary companies.	15.479	15.549
1.02.02.03	With other Related Parties	610.427	607.059
1.02.03	Others	24.904	24.904
1.02.03.01	Income Tax rebates	585.523	582.155
1.02.03.02	Property for sale	0	0
1.02.03.03	Taxes and Social Security to offset	0	0
1.03	Permanent assets	1.957.604	1.891.061
1.03.01	Investments	647.396	609.726
1.03.01.01	Stakes in associated companies	11	736
1.03.01.02	Stakes in subsidiary companies	642.046	604.519
1.03.01.02.01	CAF Santa Bárbara Ltda.	96.762	95.622
1.03.01.02.02	Belgo Bekaert Arames S/A	272.124	251.893
1.03.01.02.03	Belgo-Mineira Participação Ind. e Com. S/A	111.601	103.401
1.03.01.02.04	BMB - Belgo-Mineira Bekaert Art. Arames Ltda	60.481	54.159
1.03.01.02.05	BMF Fomento Mercantil Ltda.	46.442	45.052
1.03.01.02.06	Bemex International Ltd	30.121	31.951

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE N°	2. DESCRIPTION	3. 03 / 31 / 2003	4. 12 / 31 / 2002
1.03.01.02.07	Belgo Mineira Com. Exp. S.A.- Bemex	3.882	4.906
1.03.01.02.08	BelgoPar S.A.	2.701	2.649
1.03.01.02.09	Itaúna Siderúrgica Ltda.	8.450	8.241
1.03.01.02.10	Belgo Trade S.A.	46	46
1.03.01.02.11	BMS Belgo Mineira Sistemas S.A.	8.951	6.108
1.03.01.02.12	BME Belgo Mineira Engenharia Ltda.	485	491
1.03.01.03	Other Investments	5.339	4.471
1.03.02	Property, plant and equipment	1.250.807	1.222.113
1.03.03	Deferred	59.401	59.222

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1. CODE N°	2. DESCRIPTION	3. 03 / 31 / 2003	4. 12 / 31 / 2002
2	Total liabilities	3.774.318	3.707.644
2.01	Current liabilities	762.101	860.418
2.01.01	Loans & Financing	285.071	257.208
2.01.02	Debentures	6	8
2.01.03	Suppliers	128.818	154.453
2.01.04	Taxes, levies & social security	70.104	19.887
2.01.04.01	Income tax & social security	53.492	363
2.01.04.02	Tax on industrialized operations	16.612	19.524
2.01.05	Dividends Payable	1.223	81.095
2.01.06	Provisions	175.764	183.146
2.01.07	Debts with Related Parties	7.588	77.402
2.01.08	Others	93.527	87.219
2.01.08.01	Wages & charges payable	51.307	46.036
2.01.08.02	Other accounts payable	42.220	41.183
2.02	Long-term liabilities	562.999	556.633
2.02.01	Loans & Financing	335.719	339.870
2.02.02	Debentures	9	15
2.02.03	Provisions	222.762	212.238
2.02.03.01	Provisions for contingencies	222.762	212.238
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	4.509	4.510
2.02.05.01	Income Tax	3.575	3.575
2.02.05.02	Others	934	935
2.03	Earnings on future financial years	0	0
2.05	Net equity	2.449.218	2.290.593
2.05.01	Paid-In Equity capital	1.368.891	1.368.891
2.05.02	Capital reserves	179.984	179.984
2.05.02.01	Shares held In Treasury	(3.149)	(3.149)
2.05.02.02	Allocations for investments & others	183.133	183.133
2.05.03	Reassessment reserves	87.901	87.969
2.05.03.01	Company assets	58.286	58.354
2.05.03.02	Associated and subsidiary companies	29.615	29.615
2.05.04	Profit reserves	653.749	653.749
2.05.04.01	Legal	15.951	15.951
2.05.04.02	Statutory	637.798	637.798
2.05.04.03	Contingencies	0	0
2.05.04.04	Future Profits	0	0
2.05.04.05	Profits withheld	0	0
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated profits / losses	158.693	0

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 -CODE Nº	2. DESCRIPTION	3 – 01/01/03 to 03/31/2003	4 – 01/01/03 to 03/31/2003	5 - 01/01/02 to 03/31/2002	6 – 01/01/02 to 03/31/2002
3.01	Gross revenues from Sales and/or Services	631.241	631.241	455.857	455.857
3.02	Deductions from gross revenues	(153.679)	(153.679)	(103.693)	(103.693)
3.03	Net revenue from Sales and/or Services	477.562	477.562	352.164	352.164
3.04	Cost of Goods and/or Services sold	(312.825)	(312.825)	(227.447)	(227.447)
3.05	Gross earnings	164.737	164.737	124.717	124.717
3.06	Operating Expenses / Revenues	61.493	61.493	(147)	(147)
3.06.01	On Sales	(18.789)	(18.789)	(15.497)	(15.497)
3.06.02	Overhead	(16.651)	(16.651)	(15.517)	(15.517)
3.06.03	Financial	46.405	46.405	(4.240)	(4.240)
3.06.03.01	Financial revenues	35.185	35.185	20.224	20.224
3.06.03.02	Financial expenses	11.220	11.220	(24.464)	(24.464)
3.06.04	Other operating revenues	18.378	18.378	4.575	4.575
3.06.05	Other operating expenses	(25.530)	(25.530)	(7.727)	(7.727)
3.06.06	Equity earnings	57.680	57.680	38.259	38.259
3.06.06.01	Equity earnings	49.040	49.040	43.537	43.537
3.06.06.02	Losses on investments in subsidiary companies	8.640	8.640	(5.278)	(5.278)
3.07	Operating earnings	226.230	226.230	124.570	124.570
3.08	Non-operating earnings	(11.333)	(11.333)	(16.396)	(16.396)
3.08.01	Revenues	4.260	4.260	450	450
3.08.02	Expenses	(15.593)	(15.593)	(16.846)	(16.846)
3.09	Earnings before Tax / Stakes	214.897	214.897	108.174	108.174
3.10	Provision for Income Tax & Social Security	(56.266)	(56.266)	(26.038)	(26.038)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	0	0	0	0
3.12.01	Stakes	0	0	0	0
3.12.02	Dues	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

03.01 - EARNINGS STATEMENT (R$ 000)

1 -CODE N°	2. DESCRIPTION	3 – 01/01/03 to 03/31/2003	4 – 01/01/03 to 03/31/2003	5 - 01/01/02 to 03/31/2002	6 – 01/01/02 to 03/31/2002
3.15	Profit / loss for Period	158.631	158.631	82.136	82.136
	N° OF SHARES, EX-TREASURY (000)	7.015.829	7.015.829	6.694.245	6.694.245
	PROFIT X SHARE	0,02261	0,02261	0,01227	0,01227
	LOSS X SHARE				

1 – OPERATING CONTEXT

The main purpose of the company is the fabrication of steel, rolled products and wires, as well as holding stakes in any other enterprises that are directly or indirectly related to its registered corporate purpose.

The company runs an integrated steel complex (João Monlevade, Minas Gerais State), a wires plant (Sabará, also in Minas Gerais State), and two electric steel-shops and rolling mills (Cariacica, Espírito Santo State) and Piracicaba (São Paulo State), in addition to eleven distribution depots for its products and four *Belgo Pronto* fast delivery depots at Fortaleza, Ceará State, São Paulo, São Paulo State, Brasília, Federal District and Juiz de Fora, Minas Gerais State, while also holding stakes in its subsidiary and associated companies.

As stated in Explanatory Note No. 14, significant portions of its operations are conducted with related parties, particularly its subsidiary company Belgo-Mineira Bekaert Arames S.A., undertaken at prices and conditions compatible with those in effect on the market, in view of the volumes and periods of these transactions.

2 - MAIN ACCOUNTING PRACTICES

This information in this Quarterly Report (ITR) was prepared according to the main accounting principles under Brazilian Company Law and in compliance with the rules issued by the Brazilian Securities Commission (CVM - *Comissão de Valores Mobiliários*), presented in thousands of Reais.

[A] Calculation of earnings

The earnings are calculated on an accrual basis by financial year.

The sales revenues on products are posted under earnings when all risks and benefits inherent to the product are transferred to the purchaser.

[B] Assets and liabilities in foreign currency

Monetary assets and liabilities in foreign currencies were converted into Reais at the foreign exchange rate on the closing date of the balance sheet. The differences deriving from currency conversions were posted in the Statement of Earnings.

[C] Current and long term assets

Inventories are shown at the average purchase or production costs, below replacement costs or realization values. Imports under way are shown at the accumulated cost for each transaction.

Assets other than short-term financial investments in funds offering only federal government foreign exchange notes that are subject to the market marking rule (see Note 3), are presented at the lower figure between cost or realization value, including income, when applicable brought in through to the date of the balance sheet.

The provision for doubtful accounts is based on an analysis undertaken by the Management, taking into consideration the economic context, past experience and the specific and overall risks of the accounts receivable portfolio.

[D] Permanent assets

Shown at acquisition, formation or construction cost, restated through to December 31, 1995 and based on official indexes, together with the following aspects:

- The investments in the subsidiary and associated companies are assessed by the equity earnings method, with premiums added or discounts deducted, when applicable;
- The other permanent investments are assessed at acquisition cost, after deduction of the provision for devaluation, when applicable.
- The discounts posted by the Company on the acquisition of investment based on other economic reasons will be amortized only on their divestment / write-off;

- The lands account includes the results of re-appraisals;

- The depreciation on property, plant and equipment is calculated by the linear method at the rates mentioned in Explanatory Note No. 6 (a), taking into account the duration of the useful life of the assets, posted mainly at production cost;

- Deferred is represented mainly by premiums on the acquisition of the subsidiary company taken over (Explanatory Note No. 7 (b)), which are being amortized over a period of ten years.

[E] Current and long term liabilities

These are shown at known or calculable values, in addition to the corresponding charges and monetary and foreign exchange variations, when applicable, on a *pro rata diem* basis through to the closing date of the balance sheet.

[F] Provisions

A provision is posted in the balance sheet when the Company has a legal or established obligation resulting from a past event, and it is probable that some economic resources will be required to settle the obligation. The provisions are registered on the basis of the best estimates of the risks involved.

[G] Income Tax and Social Security

Current and deferred Income Tax and Social Security are calculated on the basis of the effective Income Tax and Social Security rates on net profits, and include compensation for tax losses and a negative basis for Social Security dues, limited to 30% of the actual profits.

Deferred taxes arising from temporary differences were established in compliance with CVM Instruction nº 371 dated June 27, 2002, and take into consideration the profitability record and expectations of generating future taxale profits, grounded on a technical feasibility study.

3 – CASH ON HAND AND BANKS

	31 de março de 2003	31 de dezembro de 2003
Cash on hand & banks – account movement	20.374	4.887
Short-term financial investments	352.651	417.359
Total	**373.025**	**422.246**

The short-term financial investments of the company consist of:

Type	Rate	Liquidity	31 de março de 2003	31 de dezembro de 2003
Exclusive Fund – Federal Government Foreign Exchange Papers	Quota (US$)	Immediate	352.451	417.359
Others			200	
			352.651	**417.359**

Short-term financial investments in the funds holding only federal government foreign exchange notes are subject to the appraisal rules established in Circular N° 3,096 issued by the Brazilian Central Bank (BACEN – *Banco Central do Brasil*), on March 6, 2002. This circular stipulates that the registration and appraisal of papers and securities in the portfolios of exclusive investment funds, when open for trading or available for sale, should made be at their respective market values ("market marking"). During the quarter ending on March 31, 2003, the positive effects of "market marking", totaling R$24,248, are entered under the "Financial Revenues" heading in the Earnings Statement.

4 – CUSTOMER ACCOUNTS RECEIVABLE

	31 de março de 2003	31 de dezembro de 2003
Customer accounts receivable		
Domestic market	165.548	125.381
Foreign market	117.982	108.161
Provision for doubtful accounts	(6.170)	(6.069)
Discounted foreign exchange notes and duplicate invoices	(69.022)	(5.961)
Total	**208.338**	**221.512**

5 - STAKES IN SUBSIDIARY AND ASSOCIATED COMPANIES

[A] Movement:

Em 31 de dezembro de 2002	**605.256**
Juros sobre o capital próprio proposto - BBA	(6.566)
Juros sobre o capital próprio proposto - BMB	(1.292)
Dividendos recebidos - BMB	(2.971)
Dividendos recebidos - BBA	(717)
Baixa investimento - Estrutura Net	(693)
Resultado de equivalência patrimonial	49.040
Em 31 de março de 2003	**642.057**

04.01 – EXPLANATORY NOTES

B] The relevant information on the subsidiary and associated companies on March 31, 2003 is shown below:

	BMP	BMB	Belgopar	Belgo Bekaert Arames	Guilman Amorim		Others	Total
Number of shares/quotas owned								
March 31, 2003	29,704,131	366,433	499,999	346,900,787	510	9,771,068		
December 31, 2002	29,704,131	366,433	499,999	346,900,787	510	9,771,068		
% stake in voting capital								
March 31, de 2003	99.99	55.50	100.00	54.86	51.00	100.00		
December 31, 2002	99.99	55.50	100.00	54.86	51.00	100.00		
% stake in voting capital								
March 31, 2003	99.99	55.50	100.00	54.86	51.00	100.00		
December 31, 2002	99.99	55.50	100.00	54.86	51.00	100.00		
Equity Capital								
March 31, 2003	40,000	17,793	500	272,329	37,450	68,788		
December 31, 2002	40,000	17,793	500	272,329	37,450	68,788		
Net equity								
March 31, 2003	111,613	108,974	2,701	509,492	(83,528)	96,762		
December 31, 2002	103,412	97,585	2,649	472,612	(100,470)	95,622		
Net profits (losses):								
Quarter ending on March 31,								
2003	8,201	18,037	51	50,156	16,941	1,141		
2002	25,096	5,833	(198)	23,636	4,181	(937)		
Investments balance								
March 31, 2003	111,601	60,481	2,701	272,124		96,762	98,388	642,057
December 31, 2002	103,401	54,159	2,649	251,893		95,622	97,531	605,255
Provision for uncovered liabilities								
March 31, 2003					(42,599)			(42,599)
December 31, 2002					(51,240)			(51,240)
Equity Earnings								
Quarter ending on March 31,								
2003	8,200	10,585	51	27,513		1,141	1,550	49,040
2002	25,094	3,237	(198)	12,964		(937)	3,377	43,537

04.01 – EXPLANATORY NOTES

[C] Established for a specific purpose, Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) is a subsidiary company set up to administer the lease with purchase option of the facilities of Mendes Júnior Siderurgia S.A. Scheduled to expire on January 31, 2003, this lease contract was renewed by BMP on December 17, 2002 for a period of three years from January 31, 2003 onwards.

In 2002, BMP completed the negotiations on the acquisition of credits for an amount of R$468,808, consequently owning over 99% of the credits held against Mendes Júnior Siderurgia.

Through the Relevant Fact dated February 10, 2003, the Company announced that its subsidiary company BMP had completed the discussions with the Mendes Júnior Group on exercising the purchase option, with decisions on the following corporate acts and movements taken at the Extraordinary General Meeting of Mendes Júnior Siderurgia S.A., held on March 14, 2003:

(a) Increase of R$ 49,973 in the equity capital of Mendes Júnior Siderurgia S. A. by BMP, through a share subscription.

(b) Purchase of a minority (5.34%) stake in Aço Minas Gerais S. A. – AÇOMINAS for R$ 103,266, with this price consisting mainly of R$ 86,817 in credits acquired by BMP during negotiations with these creditors.

(c) Transfer to BMP of credits with financial institutions totaling R$ 33,551, held by the Mendes Júnior Group.

(d) Alteration in the registered company name to BMP Siderurgia S.A.

04.01 – EXPLANATORY NOTES

[D] Through its wholly-owned indirect subsidiary Belgo-Mineira Uruguay S.A. (BMU), in December 2000 the parent company signed several agreements in December 2000 establishing the bases for a strategic association with the main shareholders in ACINDAR Indústria Argentina de Aceros S.A., a company in which BMU is also a shareholder, and that is rated as strategic asset by Belgo for its operations in South America.

Consequently, this subsidiary allocated investments to ACINDAR equivalent to US$ 183 million through to March 31, 2003, with US$ 60 million in shares representing 20.4% of the equity capital and US$ 98 million in Tradable Convertible Obligations (ONCs - *Obrigações Negociáveis Conversíveis*) and Subscription Bonds, as well as acquiring option rights to purchase new ACINDAR shares worth US$ 25 million. The BMU subsidiary acquired these assets mainly through financing taken out with the parent company. On March 31, 2003, these assets totaled R$ 330,146 (R$ 326,905 on December 31, 2002), posted under long-term assets.

As a result of the actions undertaken within the context of this strategic association and also favored by the devaluation of the peso, ACINDAR has been proving competitive, operating at full capacity. It has been posting significant sales volumes on the argentine and international markets, with significant improvement in its operating earnings and financial indicators.

Drawn up jointly with its shareholders, the ACINDAR restructuring plan continues under way. The renegotiation of its financial debt with the banks was presented to the Creditors Committee, which rated this proposal acceptable for undertaking the restructuring of the debt.

This proposal suggests that:

1- Credits in pesos will be settled in cash at a discount.

2- Credits in dollars will be represented by new papers (Senior Notes), with a period of nine years and annual amortization, remunerated at 4% p.a. in 2003 and 2004, Libor plus 2% in 2005, 2.5% in 2006 and 3% for the period running from 2007 through 2011.

3- The acquisition of credits and bonds in dollars in cash at a discount, through a Purchase Offer of up to US$ 20 million.

04.01 – EXPLANATORY NOTES

This agreement will be supported by Belgo through the following procedures:

. Guaranteed repayment of the Senior Notes, with interest, up to US$ 48 million;

. Swap of Belgo credits totaling US$ 25 million for papers with conversion option at any time into Acindar shares (ONCs) and maturing in 2012, remunerated at 6% p.a. with 3% in cash and 3% in new papers of the same type;

. Additional financing of up to US$ 30 million, backed by ONCs and / or allocated directly to settling the international credits, with subsequent receipt of these same ONCs by Belgo.

Should this agreement be ratified, the Management believes that the service on the debt will be compatible with the current cash flow generation. Together with the earnings posted by Acindar, this strengthens expectations of success for this investment.

However, due to the uncertain recovery of the Argentine economy and the outcome of renegotiating debts with its creditors, the parent company has set aside a provision to cover possible future loses due to BMU/ACINDAR operations totaling R$ 127,523, entered under the "Contingencies Provision" heading in the Current Liabilities.

[E] The indirect stakes held by the company are summarized below:

	Percentual de participação	
	March 31, 2003	December 31, 2002
Subsidiary companies		
Abemex S.A.		68.18
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.33	54.33
PBM - Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Associated companies		
Acindar Industria Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. - PRODINSA	27.43	27.43
Wire Rope Industries Limited	27.43	27.43

[F] Grounded on other economic reasons, the discounts will be posted only on the write-off or divestment of the investments, as shown below:

	March 31, 2003	December 31, 2002
Belgo Bekaert Arames S.A.	(7,358)	(7,358)
BMS – Belgo-Mineira Sistemas S.A.	(85)	(85)
Total	**(7,443)**	**(7,443)**

6 - PROPERTY, PLANT AND EQUIPMENT

[A] Composition:

			2003 March 31	2002 December 31	
	Restated / Re-Assessed Cost	Accumulated Depreciation	Net	Net	Annual Depreciation Rates (%)
Land	128,232		128,232	128,110	
Industrial buildings & offices	215,962	(81,373)	134,589	132,363	2.5
Industrial equipment & facilities	1,289,199	(578,007)	711,192	713,165	
Others	84,709	(31,159)	53,550	55,918	10 - 20
Works under way	160,879		160,879	138,354	
Supplier advances	62,365		62,365	54,203	
	1,941,346	**(690,539)**	**1,250,807**	**1,222,113**	

[B] The additions during the quarter refer mainly to acquisitions for projects and industrial upgrades, particularly expanding the bars production capacity at the Piracicaba plant, absorbing investments of R$ 22,647.

[C] During the quarter ending on March 31, 2003, assets constituting the property, plant and equipment were written off in the amount of R$ 21,244 (Accumulated Depreciation - R$ 8,460), with R$ 13,462 (Depreciation – R$ 7,769) of this total amount related to write-offs at the Piracicaba plant due to the implementation of a new steel-shop, continuous casting plant and rolling mill, scheduled for completion in December 2003.

[D] The depreciation entered in the accounts for the quarter ending on March 31, 2003 reached R$ 18,142, consisting of amounts assigned to production costs (R$ 16,898) and operating expenses (R$ 1,244).

[E] Still as a result of the investments under way at the Piracicaba plant, a provision of R$ 1,203 was set aside for write-offs of assets to be taken out of operation.

7 - DEFERRED

[A] Composition:

	March 31, 2003			December 31, 2002	
	Cost	Accumulated Amortization	Net	Net	Annual Amortization (%)
Being amortized:					
- Expansion Projects	4.104	(258)	3.846	3.929	10
- Premium on acquisition of taken-over subsidiary	58.477	(27.801)	30.676	32.138	10
For amortization (expansion projects)	24.879		24.879	23.155	
	87.460	(28.059)	59.401	59.222	

[B] The premium on the acquisition of the taken-over subsidiary company originates in the acquisition of the stake in Belgo-Mineira Piracicaba S.A. (formerly Dedini), taken over in May 2000 and being amortized over ten years, according to the future profitability study carried out by independent experts.

[C] Additions during the quarter totaling R$ 1,725 consist mainly of outlays on the implementation of the Guarulhos plant, the Mendes Júnior project and the expansion of the Piracicaba plant (new steel-shop).

8 – LOANS AND FINANCING

[A] The balance for loans and financing is as follows:

	March 31, 2003	December 31, 2002
Short-term		
R$		
Working Capital	19,713	19,008
Property, plant and equipment	71,050	72,849
US$		
Advance foreign exchange sale	176,940	103,047
Feedstock Imports	-	42,722
Property, plant and equipment	17,368	19,582
	285,071	**257,208**
Long-term		
R$		
Property, plant and equipment	193,544	200,755
US$		
Advance foreign exchange sale	107,486	100,979
Property, plant and equipment	34,689	38,136
	335,719	**339,870**
	620,790	**597,078**

04.01 – EXPLANATORY NOTES

[B] The long-term portion expires as shown below:

	March 31, 2003	December 31, 2002
2004	101,984	162,753
2005	129,091	77,074
2006	45,912	43,817
2007 onwards	58,731	56,226
	335,719	**339,870**

[C] Interest Rates:

Financing in Brazilian currency is subject to weighted annual interest at 15.91% p.a. (December 31, 2002 – 14.78%), while financing in foreign currency is subject to weighted annual interest at 4.65% (December 31, 2002 – 5.34 %), plus foreign exchange variation.

[D] Guarantees:

The financing taken out by the company is guaranteed by collateral consisting of items in the fixed assets assessed at R$ 577,145 (December 31, 2002 - R$ 564,059).

9 – PROVISION FOR CONTINGENCIES

The Management of the company reviews the known contingencies on a quarterly basis, assessing the possibility of future losses and adjusting the provision for contingencies as required.

On March 31, 2003 and December 31, 2002, the balance of the provisions posted by the Company was as follows:

	March 31, 2003	December 31, 2002
Fiscal, civil and labor contingencies	226,237	215,713
Provision for losses through Acindar (Note 5 "D")	127,523	127,523
Uncovered liabilities with Guilman-Amorim (Note 5 "B")	42,599	51,240
Other provisions	2,197	908
Total	**398,556**	**395,384**
Current liabilities	175,764	183,146
Long-term liabilities	222,762	212,238
Total	**398,526**	**395,384**

In addition to the provisions already established, the Company has several contingencies consisting of civil, fiscal, tax, environmental and labor suits under way. With their chances of success rated as possible in the opinion of the house counsel and outside legal advisers, these contingencies totaled approximately R$ 350,000 on March 31, 2003 and December 31, 2002.

Posted under the long-term assets of the company, deposits in escrow reached R$ 139,595 (December 31, 2002 – R$ 128,650), and are linked to civil, tax and labor cases (mainly PIS / Cofins).

10 – INCOME TAX AND SOCIAL SECURITY

[A] Deferred income tax and social security:

	March 31, 2003	December 31, 2002
Income Tax:		
To recover on temporary additions	64,344	64,344
To recover on actuarial provisions	407	407
Social Security:		
To recover on temporary additions	17,382	17,382
To recover on actuarial provisions	130	130
On Long-Term Assets	**82,263**	**82,263**
Income Tax:		
On depreciation w/incentive	3,575	3,575
On Long-Term Liabilities	**3,575**	**3,575**

Based on the taxable income forecasts, in compliance with CVM Instruction N° 371/02, the Companhia estimates its recovery of tax credits as follows during subsequent financial years:

Financial Year	Realized
2003	20,629
2004	41,875
2005	4,091
2006	2,238
2007	2,238
2008 - 2011	11,192
Total	**82,263**

04.01 – EXPLANATORY NOTES

[B] Income tax and social security on earnings:

	March 31.			
	2003		2002	
	Income Tax	Social Security	Income Tax	Social Security
Profit before Income Tax, Social Security, employee profit-sharing and statutory allocations	**214.897**	**214.897**	**108.174**	**108.174**
Temporary net additions (exclusions)				
Provisions for:				
Civil suits and labor cases	380	380	(198)	(198)
Special repairs	1.279	1.279		
Loss of Credits			15.000	15.000
Doubtful debtors	101	101	54	54
Devaluation of investments	693	693		
Devaluation of Other Assets	1.726	1.726	76	76
Employee Shares in Profits and Earnings	6.000	6.000	3.006	3.006
Sum of temporary additions (exclusions)	**10.179**	**10.179**	**17.938**	**17.938**
Permanent net additions (exclusions				
Equity Earnings	(57.680)	(57.680)	(38.259)	(38.259)
Interest received on equity capital	7.858	7.858	5.330	5.330
Excess depreciation	2.661	1.712	1.274	980
Bonuses	12		159	
Contributions & donations	721	721	753	753
Non-deductible expenses	105	105	37	37
Others	68	1.779		
Sum of permanent additions (exclusions)	**(46.255)**	**(45.505)**	**(30.706)**	**(31.159)**
Total additions (exclusions)	**(36.076)**	**(35.326)**	**(12.768)**	**(13.221)**
Calculation Basis	**178.821**	**179.571**	**95.406**	**94.953**
Effective rate	25%	9%	25%	9%
Income Tax and Social Security calculated	**(44.699)**	**(16.161)**	**(23.840)**	**(8.546)**

[C] Reconciliation between income tax and social security calculated and the respective amounts entered under the earnings for the quarter:

	March 31			
	2003		2002	
	Income Tax	Social Security	Income Tax	Social Security
Income Tax and Social Security calculated	(44.699)	(16.161)	(23.840)	(8.546)
Book-entry tax credits:				
Sobre adições temporárias	3.336	1.067	5.345	1.710
Realization of depreciation with incentives	237		196	
On other credits	17			
	3.590	1.067	5.541	1.710
On temporary exclusions	(791)	(253)	(862)	(275)
On other debits				
	(791)	(253)	(862)	(275)
Other (expenditures) revenues:				
Tax incentives	1.001		238	
Others		(20)	(4)	
	1.001	(20)	234	
Total revenues (expenditures) after Income Tax & Social Security	(40.899)	(15.367)	(18.927)	(7.111)

11 – NET EQUITY

[A] Movement during the period:

December 31, 2002	**2,290,593**
Social Security on realization of reassessment reserve	(6)
Net profit for the quarter	158,631
March 31, 2003	**2,449,218**

[B] Subscribed and paid-in equity capital:

This is represented by 7,084,129,000 registered book-entry shares, consisting of 3,905,001,000 common shares and 3,179,128,000 preferred shares, with no face value. These shares are held by approximately 10,500 shareholders.

Each common share has the right to one vote in the decisions of the General Meeting.

The company holds 68,300,000 preferred shares in Treasury, at the cost of R$ 3,149.

[C] Reserves:

(i) Capital reserve:

Allocations set aside for investments and others – refers mainly to the tax incentive for the Tax on Industrialized Products (IPI - *Imposto Sobre Produtos Industrializados*) (Law No. 7,554/86) as actually received. This incentive expired in 1993.

(ii) Reassessment reserves

Reflect the reassessment undertaken by the company and its stake in the corresponding reserve established by its subsidiary Belgo Bekaert Arames S.A., which is being gradually transferred to accumulated profits as the assets (lands) covered by the reassessment are realized through either depreciation or write-off;

(iii) Profits Reserves:

- Legal reserve – established on the basis of 5% of the net profit for each financial year up to 20% of the equity capital;
- Statutory reserve – established on the basis of 5% to 75% of the net profit for the financial year, intended to underwrite the expansion of corporate activities, either directly or through subsidiary or associated companies, with such deductions ceasing when this reserve reaches 80% of the subscribed equity capital;
- Profits reserve and balance of the accumulated profits account – in previous years these amounts were allocated to underwriting investments and increasing the working capital for the normal activities of the company;
- Other reserves (capital increase reserve) – based on the realized amount in the future profits reserve built up in previous years, after deduction of the corresponding proposed dividends and established in compliance with Brazilian law.

[D] The By-Laws of the company stipulate the allocation of at least 25% of the net profits for the financial year, restated in compliance with Brazilian Company Law, for payment of the mandatory dividends to the shareholders. The preferred shares have the right to a dividend 10% higher than that allocated to the common shares, as stipulated by Law N° 10,303/2001.

[E] There were no alterations to the shareholders' rights during the first quarter of 2003.

12 – INSURANCE COVERAGE

Corporate policy is to take out insurance coverage in the amounts deemed necessary to provide protection against the risks involved. The company takes out operating risks insurance that provides protection against material damages and loss of gross revenues (halt in production), with an indemnity period for a halt lasting up to 12 (twelve) months. The current policy remains effective through to January 1, 2004. The insurance policies provide the following coverage (not audited):

	March 31, 2003	December 31, 2002
Insured assets		
Property, plant and equipment (*)	653,855	688,935
Inventories	65,216	68,715
	719,071	757,650

(*) Coverage by event.

13 - FINANCIAL INSTRUMENTS

The financial instruments of the Company are posted under equity accounts on December 31, 2002 and March 31, 2003 at values compatible with those in effect on the market on these dates. The administration of these instruments is handled through operating strategies seeking liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates compared to those in effect on the market, checking whether the market adjustments of its short-term financial investments are being handled correctly by the institutions managing its funds.

[A] Credit Risk

The sales policy of the Company is subject to the credit standards established by its Management, which are designed to minimize any possible future problems caused by customer default. This objective is achieved through selecting customers by their payment capacity (credit analysis) and diversifying its sales (spreading the risk). The company also has a significant provision for doubtful accounts, totaling R$ 6,170 (R$ 6,069 on December 31, 2002), representing 5.3% of the balance of the open accounts receivable on the domestic market, in order to cover the credit risk.

[B] Foreign Exchange Risk

As a significant portion of its liabilities (suppliers and financing) consists of obligations in foreign currency (US dollars), the earnings of the Company may be severely affected by variations in the foreign exchange rate.

In order to mitigate the possible future effects of foreign exchange variations, the Management has been adopting a policy of keeping almost all its cash on hand in short-term financial investments tied to the foreign exchange rate, as shown in the following Table:

Assets (Liabilities)	US$ 000	
	March 31, 2003	December 31, 2002
A) Loans / Financing / Suppliers ME	(119,024)	(112,954)
B) Short-term financial investments /	127,141	154,095
Net Exposure (A - B)	**8,117**	**41,141**

In addition to the net dollar position on March 31, 2003 shown above, the following net balance should also be stressed for corporate activities outside Brazil planned for April through December 2003 (data not audited):

	US$ 000
A) Exports	114,710
B) Imports	(62,938)
Net balance (A – B)	**51,772**

[C] Price Risk

With exports accounting for some 20% of the revenues forecast for 2003, any possible future volatility in foreign exchange rate in fact represents a price risk that might have adverse effects on the planned earnings of the Company. This risk is largely offset by significant import volumes by the Parent Company planned for April through December 2003, as noted above.

The Company does not invest in any other derivatives or high-risk assets.

14 - RELATED PARTIES

The main balances and transactions with the subsidiary and associated companies are carried out under conditions compatible with those in effect on the market, considering prices, periods, financial charges, etc., and are included in the Quarterly Report for March 31, 2003, summarized as follows:

	Assets		Liabilities	Quarter ending on March 31, 2003			
	Current assets	RLP	Current	Sales	Purchases	Other Expenses	Other Revenues
BMP	14,639	241,724	2,509	5,940	14,601		7,123
		13,653					
Belgo Bekaert Arames	57,539		1,151	154,829	3,113		10,054
Jossan	1,532			7,093			
BM	7,062			18,801			1,471
BMS						1,323	
BMF	2,110						
Guilman-Amorim					6,429		
BM		330,146					3,243
Itaúna			2.825		5.830		
Acindar		24,904					
Cimaf Cabos	2,535						
BEMEX International	3.394						
Total	88,811	610,427	6,485	186,663	29,973	1,323	21,891

15 – OTHER INFORMATION

[A] Obligations with Post-Employment Benefits

In 1982, the company signed up for the pension plan offered by Bradesco Previdência e Seguros S.A., with the intention of supplementing (i) the retirement incomes of the participants and (ii) the pensions granted to the surviving spouses of deceased participants.

The Company pays in monthly contributions on a par with the employee contributions, as stipulated by Bradesco Previdência e Seguros S.A. and restated on a half-yearly basis. These contributions cease when the employee leaves the Company or retires.

The liabilities balance for obligations with post-employment benefits on March 31, 2003 is given below, in compliance with Accounting Standards and Procedures NPC nº 26, issued by the Brazilian Independent Auditors Institute (IBRACON – *Instituto dos Auditores Independentes do Brasil*).

Present value – actuarial benefits	71,238
Fair value of plan assets	(54,453)
Present value of obligations above fair asset value	16,785
Unrecognized actuarial losses	(15,022)
Actuarial liabilities to be covered by provisions	1,763
Tax effects (Income Tax and Social Security)	(599)
Obligations with post-employment benefits, net of tax	1,164

04.01 – EXPLANATORY NOTES

The assumptions used for the actuarial calculation are shown below:

Actuarial method	Projected credit unit
Discount rate	12.35% p.a.
Expected rate of return on assets	12.35% p.a.
Wage levels increase rate	3% p.a. for the next 3 years, 2.5% p.a. for the next 5 years and 2% p.a. for the remaining years
Estimated nominal benefits increase rate	5% p.a.
Estimated long-term inflation rate	5% p.a.

The net cost components for the period for the post-employment benefits are given below, projected for 2003:

Current service cost	5,903
Interest on actuarial obligation	8,708
Expected income on plan assets	(7,287)
Amortization costs – unrecognized actuarial losses	476
Total gross expenses to be recognized	7,800
Expected participant contributions (net of overhead)	(4,351)
Total net expenses to be recognized	3,449
Expected overhead for the year	1,088
Total	4,537

The cost to the company over the quarter ending on March 31, 2003 was R$ 2,281 (March 31, 2002 – R$ 1,106).

[B] Remuneration of the Management

During the quarter ending on March 31, 2002, the Directors and the Board received remuneration of R$ 863 (March 31, 2002 - R$ 1,029).

16 –SUBSEQUENT EVENTS

On April 1, 2003, the Company increased the equity capital of its subsidiary Belgo-Mineira Participação Indústria e Comércio S.A. by R$227,543, through full paying up in full the amounts advanced earlier to this subsidiary company as Advances for Future Capital Increases (AFAC), which were entered in the Equity Balance Sheet of the Company on March 31, 2003, under the "Long-term Assets" heading.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The Company presents an prelimininary analysis (not yet audited) of its operating and financial performance during the 1st Quarter of 2003, compared to the same period last year and the preceding Quarter.

Production and Sales (10^3 t) by Belgo Companies

Production volumes and variations for raw steel, rolled products and wires are distributed as follows for the Quarters in question:

Table 1
Output – Belgo Companies (Unit: 10^3 t)

	2003 Q1	2002 Q4	Δ %	2002 Q1	Δ %
STEEL SECTOR					
CRUDE STEEL					
. Parent Company (Monlevade. Vitória and Piracicaba Mills)	487.1	506.1	(3.8)	490.1	(0.6)
. BMP (Juiz de Fora Mill)	222.4	211.4	5.2	205.2	8.4
Total	**709.5**	**717.5**	**(1.1)**	**695.3**	**2.0**
ROLLED PRODUCTS					
. Parent Company (Monlevade, Vitória and Piracicaba Mills) and Itaúna	453.4	486.1	(6.7)	473.9	(4.3)
. BMP (Juiz de Fora Mill)	223.2	208.3	7.2	184.7	20.8
Total	**676.6**	**694.4**	**(2.6)**	**658.6**	**2.7**
WIRES SECTOR					
. BMB / BBA / JOSSAN	**151.0**	**125.0**	**20.8**	**139.6**	**8.2**

Raw steel production rose 2.0% by volume, rolled products expanded by 2.7%, and wires were up 8.2%, all compared to the same period the previous year.

Compared to the previous Quarter, the increase in 20,8% wires production was particularly noteworthy.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The sales volumes and variations for rolled products and wires are distributed as follows:

Table 2

Sales – Belgo Companies (Unit: 10^3 t)

	2003	2002	Δ %	2002	Δ %
	Q1	Q4		Q1	
DOMESTIC MARKET					
Steel Sector (*)					
. Parent Company (Monlevade, Vitória and Piracicaba Mills) and Itaúna	330.5	384.7	(14.1)	337.2	(2.0)
. BMP (Juiz de Fora Mill)	168.4	176.8	(4.8)	145.2	16.0
Total	**498.9**	**561.5**	**(11.1)**	**482.4**	**3.4**
Wires Sector					
. BBA / BMB / JOSSAN	**124.8**	**132.0**	**(5.5)**	**124.7**	**0.1**
EXPORT MARKET					
Steel Sector (*)					
. Parent Company (Monlevade, Vitória and Piracicaba Mills)	101.0	102.0	(1.0)	116.4	(13.2)
. BMP (Juiz de Fora Mill)	31.3	9.7	222.7	25.5	22.7
Total	**132.3**	**111.7**	**18.4**	**141.9**	**(6.8)**
Wires Sector					
. BBA / BMB / JOSSAN	**24.6**	**20.5**	**20.0**	**10.2**	**141.2**
Total Sales – Steel Sector	**631.2**	**673.2**	**(6.2)**	**624.3**	**1.1**
Total Sales – Wires Sector	**149.4**	**152.5**	**(2.0)**	**134.9**	**10.7**

(*) Includes sales to wires companies.

During the first Quarter of 2003, the domestic market shrank 11.1% by rolled products sales volume compared to the last Quarter of 2002, which posted exceptionally heavy demands.

However, growth of 3.4% was noted over the first Quarter of the previous year.

Wire product sales remained stable.

Exports rose 18.4% for the Steel Sector and 20% for the Wires Sector, compared to the preceding Quarter.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Earnings

The Table below presents the financial highlights and some indicators for the Parent Company.

Table 3
Financial Highlights - Parent Company

	2003	2002	Δ %	2002	Δ %
	Q1	Q4		Q1	
R$ million					
Gross Revenues	631.2	643.4	(1.9)	455.9	38.5
Net Revenues	**477.6**	**488.4**	(2.2)	**352.5**	35.6
Domestic market	389.8	400.8	(2.7)	293.7	32.7
Exports	87.8	87.6	0.2	58.5	50.1
Operating Profits (EBIT)	**122.1**	**106.0**	15.2	**90.6**	34.8
Financial revenues (expenditures)	42.6	41.8	1.9	(9.2)	
Monetary and foreign exchange variations	3.8	0.8	375.0	4.9	(22.4)
Equity earnings	57.7	17.0	239.4	38.3	50.7
Non-operating revenues (expenditures)	(11.3)	(26.1)	(56.7)	(16.4)	(31.1)
Net profits	**158.6**	**119.9**	32.3	**82.1**	93.2
Cash flow generation (EBITDA)	**141.8**	**126.0**	12.5	109.8	29.1
Investments	59.5	43.8	35.8	27.2	118.8
Increase (reduction) in operating working capital	2.2	78.1	(97.2)	(23.5)	
Net debt	193.4	203.3	(4.9)	381.6	(49.3)
Cash on hand & banks	373.0	422.2	(11.7)	396.6	(6.0)
Net equity	2,449.2	2,290.6	6.9	2,087.9	17.3
Total assets	3,774.3	3,707.6	1.8	3,433.4	9.9
ROCE (%)	28.0	19.8		21.3	
ROE (%)	26.8	21.3		16.1	
R$ per 1,000 shares					
Net profit	22.39	16.93	32.3	12.14	84.4
Net equity	345.73	323.34	6.9	308.75	12.0
Headcount	2,932	2,955	(0.8)	2.966	(1.1)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The increase in the net revenues and operating profits of the Parent Company was due partially to price realignments on the domestic market, driven by rising production costs, a better product mix and high prices for exports.

Cash flow generation (EBITDA) by the Parent Company rose 29.1% to R$ 141.8 million during the first Quarter, corresponding to a margin of 29.7% on net revenues.

The net profits posted by Belgo reached R$ 158.6 million, up 93.2% compared to the profits for the first Quarter of 2002, and 32.3% compared to the fourth Quarter of 2002.

Equity earnings were underpinned mainly by contributions from the figures posted by the BMB and BBA wires plants, as well as the effects of the rising value of the Real on the dollarized debt of the Guilman-Amorim Hydro-Power Plant.

Net financial revenues of R$ 42.6 million were posted by Belgo, due to the positive effects of marking on the market, offsetting last year's impacts.

Parent Company Margins

All four Quarters of 2002 and the first Quarter of 2003


EBIT Margin %
25,7
25,7
29,6
21,7
25,6
1T02*
2T*
3T*
4T
1T03
EBITDA Margin %
31,2
30,6
33,9
25,8
29,7
1T02*
2T*
3T*
4T
1T03
Net Margin %
23,3
16,1
11,5
24,5
33,2
1T02
2T **
3T ***
4T
1T03

* Profits and results sharing reclassified as operating expense (CVM circular ordnance nr. 01/2003 on 01/16/03)

** Net margin reduced during the 2nd Quarter of 2002 by provisions (R$ 15 million) to cover possible future extraordinary losses, (basically the ACINDAR loan) and adjustments to the market values of short-term financial investments (R$ 19.4 million).

*** Net margin affected during the 3rd Quarter of 2002 by adjusting the market value of short-term financial investments (R$ 72 million) and the equity earnings posted by BMP that were affected by an additional leasing amount of R$ 47.3 million.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 4

Debt Composition (R$ million)

	Q1 2003			31/12/2002	Q1 2002
	R$	US$ (1)	Total	Total	Total
Belgo	234.3	(40.9)	193.4	203.3	381.6
BMP, BelgoPar, BMU and Itaúna	274.9	9.3	284.2	224.2	207.4 *
Wire plants	47.2	10.1	57.3	47.7	49.9
Guilman Amorim	(23.0)	244.2	221.2	246.9	174.5
Others	(4.9)	(1.7)	(6.6)	(46.9)	(4.9)
Total Net Debt	**528.5**	**221.0**	**749.5**	**675.2**	**808.5**
— Short-term debt (application)	90.1	(100.9)	(10.8)	(107.7)	(162.5)
— Long-term debt	438.4	321.9	760.3	782.9	971.0

(1) = Amounts expressed in equivalent Reais, although the debt was taken out in US$

Consolidated net debt rose by R$ 74.3 million, taking the amount posted on December 31, 2002 of R$ 675.2 million, justified by the payment of dividends and the R$ 50 million capital investment in Mendes Júnior Siderurgia S.A, now BMP Siderurgia S.A.

Net debt in foreign currency accounts for 29.5% of the consolidated total, consisting basically of IFC financing for the Guilman-Amorim Hydro-Power Plant .

The consolidated coverage rate (long-term net debt divided by the annualized EBITDA) is only 0.64, demonstrating the low level of indebtedness among the Belgo Companies.

Parent Company Cash Flow

The operating activities cash flow reached R$ 138.5 million during the Quarter, up 128.2% over the preceding Quarter and 20.6% higher than for the same period the previous year.

Net investments in subsidiary companies, property, plant and equipment and deferred reached R$ 61.2 million during the first Quarter of 2003, 36.6% higher than investment values during the same period in 2002.

In February 2003, R$ 79.9 million was paid out as Interest on Equity Capital, net of Income Tax.

Cash on hand & banks dropped due to the payment of dividends as Interest on Equity Capital in the gross amount of R$ 90.6 million in February 2003.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 5

Cash Flow Statement - Parent Company (R$ million)

	2003 Q1	2002 Q4	Δ %	2002 Q1	Δ %
Net profits	158.6	119.9	32.3	82.1	93.2
Depreciation / amortization	19.7	20.1	(2.0)	19.3	2.1
Stakes in subsidiary companies	(57.7)	(17.0)	239.4	(38.3)	50.7
Net earnings on divestment of permanent asset	10.2	7.8	30.8	(0.1)	
Income tax and social security, deferred	56.3	14.7	283.0	26.0	116.5
Others (principally interest and foreign exchange variations)	(16.5)	(22.0)	(25.0)	33.4	
(Increases) reductions in assets:					
Customers	13.2	(30.8)		14.0	(5.7)
Inventories	(8.4)	(36.4)	(76.9)	(7.1)	18.3
Other assets	(20.9)	91.5		(37.0)	(43.5)
Increases (reductions) in liabilities:					
Suppliers	(25.6)	(17.1)	49.7	14.7	
Other liabilities	9.6	(70.0)		7.8	23.1
Operating activities cash flow	**138.5**	**60.7**	**128.2**	**114.8**	**20.6**
(Acquisition) divestment of investments	(4.2)	(10.0)	(58.0)	(16.6)	(74.7)
(Acquisition) divestment of property, plant & equipment, and deferred	(57.0)	(48.1)	18.5	(28.2)	102.1
Investment activities cash flow	**(61.2)**	**(58.1)**	**5.3**	**(44.8)**	**36.6**
Increase (reduction) in loans and financing	(46.6)	(62.5)	(25.4)	2.9	
Issue (redemption) of debentures and others		(56.7)		(6.1)	
Conversion of debentures into shares		56.5			
Payment of dividends/interest on equity capital	(79.9)	(0.1)		(56.5)	41.4
Financial activities cash flow	**(126.5)**	**(62.8)**	**101.4**	**(59.7)**	**111.9**
Increase (reduction) in cash on hand & banks	**(49.2)**	**(60.2)**	**(18.3)**	**10.3**	
Cash on hand & banks at start of period	422.2	482.4	(12.5)	386.3	9.3
Cash on hand & banks at end of period	373.0	422.2	(11.7)	396.6	(6.0)

Significant Information

During the first Quarter of 2003, Belgo made significant progress towards completing the Juiz de Fora Project and restructuring the financial debts of ACINDAR.

BMP Siderurgia S.A.

On March 14, 2003, the corporate name of Mendes Júnior Siderurgia S.A. was changed to BMP Siderurgia S.A., now a subsidiary of BMP – Belgo-Mineira Participação, Industria e Comércio S.A., which holds 98% of its voting capital and 99% of its total capital.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

The consolidated figures presented in this Quarterly Report do not include BMP Siderurgia S.A.

The Juiz de Fora Mill will continue to be run by BMP – Belgo-Mineira Participação, Industria e Comércio S.A. under the current lease contract, through to complete resolution of its liabilities and completion of the corporate operations streamlining its structure and rationalizing its costs, including taxes.

The Management expects to complete this corporate restructuring project during the current financial year.

ACINDAR Industria Argentina de Aceros S.A.

Forging ahead with its restructuring plan and benefited by the devaluation of the peso, this enterprise is proving competitive, operating at full capacity. It is posting significant sales volumes on the Argentine market, with impressive exports, reflected in an appreciable improvement in its operating earnings and financial indicators.

The renegotiation of the financial debt of Acindar with the banks was presented to the Creditors Committee, which rated this proposal as valid for a successful debt restructuring process.

The proposal covers the following aspects:

1- Credits in pesos will be settled in cash at a discount.
2- Credits in dollars will be represented by new nine-year Senior Notes with annual amortization annual and remunerated at 4% p.a. in 2003 and 2004; and Libor + 2% for 2005; 2.5% for 2006 and 3% for 2007 through 2011.
3- Acquisition of dollarized credits and bonds in cash at a discount, through a Purchase Bid of up to US$ 20 million.

The financial backing for this agreement will be provided by Belgo through the following procedures:
. Guaranteed repayment of the Senior Notes with interest, up to US$ 48 million;
. Credit swap with Belgo, up to US$ 25 million, for papers with conversion options (ONCs) at any time into Acindar shares, maturing in 2012 and remunerated at 6% p.a., with 3% in cash and 3% in new papers of the same type;
. Additional financing of up to US$ 30 million backed by ONCs and/or application direct to settling the international credits, with these ONCs subsequently received by Belgo.

Should the agreement be ratified, the Management Administration feels that service on the debt will be compatible with the current cash flow generation.

This Company is rated as a strategic asset by Belgo for its operations in South America.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Table 6

Consolidated Earnings– Belgo Companies

	2003 Q1	2002 Q4	Δ %	2002 Q1	Δ %
R$ million					
Gross revenues	1,185.4	1,149.2	3.2	862.4	37.5
Net revenues	**909.1**	**882.5**	**3.0**	**670.0**	**35.7**
Domestic Market	738.5	727.2	1.6	563.5	31.1
Exports	170.6	155.3	9.9	106.5	60.2
Operating Profits (EBIT)	**259.6**	**238.2**	**9.0**	**186.8**	**39.0**
Financial Revenues (expenditures)	19.4	0.0	0.0	(17.2)	0.0
Monetary and foreign exchange variations	1.1	(10.4)	0.0	(8.2)	0.0
Equity earnings	21.0	35.7	(41.2)	11.6	81.0
Non-operating revenues (expenditures)	(10.7)	(50.3)	(78.7)	(17.8)	(39.9)
Net profits	**198.3**	**143.5**	**38.2**	**99.7**	**98.9**
Group portion	159.6	107.2	48.9	82.9	92.5
Cash flow generation (EBITDA)	**296.0**	**274.8**	**7.7**	**222.8**	**32.9**
Investments	78.7	55.1	42.8	43.0	83.0
Increase (reduction) in operational working capital	50.0	(4.2)	0.0	(14.9)	0.0
Net debt	749.5	675.1	11.0	808.5	(7.3)
Cash on hands & banks	460.9	534.8	(13.8)	622.6	(26.0)
At end of period					
Net equity	2,674.1	2,485.0	7.6	2,293.5	16.6
— Non-controlling shareholders	238.4	209.1	14.0	217.7	9.5
— Group portion	2,435.7	2,275.9	7.0	2,075.8	17.3
Total assets	5,392.9	5,225.0	3.2	4,444.0	21.4
Headcount	7,003	6,990	0.2	7,182	(2.5)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Consolidated Cash Flow

Table 7

	2003	2002	Δ %	2002	Δ %
	Q1	Q4		Q1	
Net profits	159.6	107.2	48.9	82.9	92.5
Depreciation / amortization	36.3	36.6	(0.8)	36.0	0.8
Stake held by non-controlling shareholder	38.7	36.1	7.2	16.8	130.4
Stakes held in subsidiary companies	(20.9)	(35.2)	(40.6)	(11.5)	81.7
Net earnings on divestment of permanent asset	17.2	44.9	(61.7)	0.6	
Income tax and social security, deferred	91.8	63.4	44.8	55.4	65.7
Others (principally interest and foreign exchange variations)	12.0	(75.7)		33.7	(64.4)
(Increases) reductions in assets:					
Customers	(41.0)	(8.7)	371.3	(23.3)	76.0
Inventories	(15.4)	(99.2)	(84.5)	(7.6)	102.6
Other assets	(52.7)	73.6		(5.4)	875.9
Increases (reductions) in liabilities:					
Suppliers	(90.8)	56.9		(0.8)	
Other liabilities	46.2	(7.1)		18.3	152.5
Operating activities cash flow	**181.0**	**192.8**	(6.1)	**195.1**	(7.2)
(Acquisition) divestment of investments	(100.7)	(125.6)	(19.8)	2.1	
(Acquisition) divestment of property, plant & equipment and deferred	(77.1)	(61.0)	26.4	(44.2)	74.4
Investment activities cash flow	**(177.8)**	**(186.6)**	(4.7)	**(42.1)**	**322.3**
Increase (reduction) in loans and financing	15.9	(107.0)		94.1	(83.1)
Issue (redemption) of debentures and others	(8.1)	(1.8)	350.0	(10.3)	(21.4)
Conversion of debentures into shares	0.0	56.5		0.0	
Payment of dividends/ interest in equity capital	(84.9)	(15.0)	466.0	(57.5)	47.7
Financial activities cash flow	**(77.1)**	**(67.3)**	14.6	**26.3**	
Increase (reduction) in cash on hand & banks	**(73.9)**	**(61.1)**	20.9	**179.3**	
Cash on hand & banks at start of period	534.8	595.9	(10.3)	443.3	20.6
Cash on hand & banks at end of period	460.9	534.8	(13.8)	622.6	(26.0)

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Consolidated Data - Wires Sector

Table 8
Selected Data— BBA + Jossan + BMB (R$ million)

	2003 Q1	2002 Q4	Δ %	2002 Q1	Δ %
R$ million					
Gross revenues	450.6	425.2	6.0	311.1	44.8
Net revenues	351.9	334.2	5.3	240.0	46.6
Domestic Market	298.7	287.9	3.8	224.5	33.1
Exports	53.2	46.3	14.9	15.5	243.2
Operating profits (EBIT)	88.6	83.6	6.0	45.6	94.3
Financial revenues (expenditures)	(2.4)	(3.1)	(22.6)	(2.9)	(17.2)
Monetary and foreign exchange variations	(2.0)	(0.2)	900.0	(0.8)	150.0
Equity earnings	6.1	(5.4)	0.0	2.7	125.9
Net profits	71.7	59.0	21.5	32.4	121.3
Group portion	41.0	33.8	21.3	19.1	114.7
Cash flow generation (EBITDA)	100.4	95.1	5.6	56.7	77.1
Investments	8.7	7.2	20.8	4.6	89.1
Net debt	57.2	47.7	19.9	50.0	14.4
Headcount	2,199	2,203	(0.2)	2,297	(4.3)

Rising sales on the domestic market and higher exports of wire products, mainly goods based on sophisticated technology with higher added value, helped boost net revenues by 46.6%, with operating profits up 94.3% compared to the first Quarter of 2002, which was the least remarkable period the previous year.

The net profits for the first Quarter rose to R$ 71.7 million, 121.3% more than the R$ 32.4 million posted for the first Quarter of 2002.

The cash flow generation (EBITDA) reached R$ 100.4 million, compared to R$ 56.7 million for the preceding period.

05.01 – COMMENTS ON THE PERFORMANCE OF THE COMPANY DURING THE QUARTER

Stock Market

During the first Quarter of 2003, 20.3 million Common Shares (BELG3) and 111.2 million Preferred Shares (BELG4) were traded on the São Paulo Exchange (BOVESPA).

The total amount of these transactions reached R$ 52 million through 1,116 trades.

The price of the Common Shares fell by 2.64%, while the Preferred Shares rose by 4.05%, not including the interest on equity capital paid in February 2003. Over the same period, the São Paulo Exchange Index (IBOVESPA) remained stable.

The market value of Belgo on March 31, 2003 was R$ 2,590.7 million, compared to R$ 2,580.1 million on December 31, 2002.

Table 9

Market Information

	1998	1999	2000	2001	2002	March 31, 2003
Closing prices						
R$ / 1,000 shares						
Book-Entry Common Shares (OE)	78.00	112.00	129.00	130.00	359.50	350.00
Book-Entry Preferred Shares (PE)	37.00	120.00	130.99	146.67	370.00	385.00
Market Value						
R$ million	272.2	780.2	878.0	926.8	2.580.1	2.590.7
Net equity						
Per 1,000 shares	241.81	213.20	279.77	296.60	323.34	345.73

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA

09.01 – STAKES IN ASSOCIATED AND/OR SUBSIDIARY COMPANIES

1. ITEM	2. REGISTERED CORPORATE NAME OF ASSOCIATED / SUBSIDIARY COMPANY	3 - CORPORATE TAX N° (CNPJ))	4 - CLASSIFICATION	5
7 - TYPE OF COMPANY		8 - N° OF SHARES HELD DURING CURRENT QUARTER (000)		9
02	BELGO BEKAERT ARAMES S.A.	61.074.506/0001-30	UNLISTED SUBSIDIARY	
COMMERCIAL, INDUSTRIAL & OTHERS		346,901		
03	BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.	00.664.902/0001-22	UNLISTED SUBSIDIARY	
COMMERCIAL, INDUSTRIAL & OTHERS		29,704		

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER N°	5
3 - CVM REGISTRATION N°	
4 - CVM REGISTRATION DATE	
5 - SERIES ISSUED	5TH
6 - TYPE OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	MARCH 1, 2000
9 - MATURITY DATE	MARCH 1, 2005
10 - TYPE OF DEBENTURE	FLOATING
11 - CURRENT REMUNERATION STATUS	LTIR + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - FACE VALUE (R$)	1,000.00
14 - AMOUNT ISSUED (R$ 000)	51,000
15 - N° PAPERS ISSUED (UNIT)	51,000
16 - PAPERS IN CIRCULATION (UNIT)	19
17 - PAPERS IN TREASURY (UNIT)	0
18 - PAPERS REDEEMED (UNIT)	0
19 - PAPERS CONVERTED (UNIT)	50,981
20 - PAPERS FOR PLACEMENT (UNIT)	0
21 - DATE OF LAST REVALUATION	
22 - DATE OF NEXT EVENT	MARCH 1, 2004

17.01 - SPECIAL REVIEW REPORT - WITH PROVISO

To the Management and Shareholders
Companhia Siderúrgica Belgo-Mineira

1 We have undertaken a limited review of the accounting information in the Quarterly Report (ITR - Informações Trimestrais) issued by Companhia Siderúrgica Belgo-Mineira covering the quarter ending on March 31, 2003 prepared under the responsibility of its Management.

2 Our review was undertaken in accordance with the specific standards established by the Brazilian Independent Auditors Institute (IBRACON - *Instituto dos Auditores Independentes do Brasil*) together with the Federal Accounting Board (*Conselho Federal de Contabilidade*), and consisted mainly of (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company in terms of the main criteria adopted for the preparation of the Quarterly Reports and (b) a review of the main items of information and the subsequent events that have had or could have significant effects on the financial standing and operations of the Company.

3 Based on our limited review, we are unaware of any relevant modification that should be made to the above-mentioned Quarterly Report in order to ensure compliance with the accounting principles stipulated under Brazilian Company Law and applicable to the preparation of the Quarterly Reports, pursuant to the rules issued by the Brazilian Securities Commission (CVM).

4 As mentioned in Explanatory Note No. 5 (d), during the 2000 and 2001 financial years, a wholly-owned subsidiary – Belgo-Mineira Uruguay S.A. (BMU) – acquired 20.44% of the capital of ACINDAR Industria Argentina de Aceros Sociedad Anónima, which is undergoing a financial restructuring process and renegotiating debts with its creditors. This acquisition took place largely through the use of financing obtained from Companhia Siderúrgica Belgo-Mineira. Since December 2001, the operations of ACINDAR have been severely impacted by the economic situation in Argentina, with the continuation of its operations and the recovery of its assets, and consequently those of Belgo-Mineira Uruguay S.A., depending on the outcome of the economic and political situation in Argentina, which has been improving, due to the measures adopted by its government and the success of the negotiations under way with its creditors. In view of this situation, the Company has set aside a provision to cover any possible future losses in the BMU/ACINDAR operations.

17.01 - SPECIAL REVIEW REPORT - WITH PROVISO

5 The Quarterly Report (ITR) mentioned in the first paragraph contains accounting information on the Quarterly Report ending on March 31, 2002, as well as the Financial Statements covering the financial year ending on December 31, 2002, which have been reviewed and audited respectively by other independent auditors who issued a Report on the Special Review and Report of the Independent Auditors, respectively dated April 26, 2002 and February 14, 2003.

Belo Horizonte, May 8, 2003.

KPMG Auditores Independentes
CRC 2SP014428/0-6 "S" MG

Roberto da Silva Chaves
Partner
Accountant CRC MG 86.843

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 01/01/03 a 31/03/03	4. 01/01/03 a 31/03/03	5. 01/01/02 a 31/03/02	6. 01/01/02 a 31/03/02
3.01	Gross revenue from Sales and/or Services	335.702	335.702	249.709	249.709
3.02	Deductions from Gross revenue	(72.837)	(72.837)	(56.960)	(56.960)
3.03	Net revenue from Sales and/or Services	262.865	262.865	192.749	192.749
3.04	Cost of Goods and/or Services sold	(198.642)	(198.642)	(151.423)	(151.423)
3.05	Gross earnings	64.223	64.223	41.326	41.326
3.06	Operating Expenses / Revenues	(4.791)	(4.791)	(11.512)	(11.512)
3.06.01	On Sales	(7.215)	(7.215)	(5.650)	(5.650)
3.06.02	Overhead	(3.134)	(3.134)	(2.769)	(2.769)
3.06.03	Financial	(5.028)	(5.028)	(4.160)	(4.160)
3.06.03.01	Financial revenues	966	966	766	766
3.06.03.02	Financial expenses	(5.994)	(5.994)	(4.926)	(4.926)
3.06.04	Other operating revenues	2.021	2.021	1.265	1.265
3.06.05	Other operating expenses	(10.196)	(10.196)	(7.414)	(7.414)
3.06.06	Equity earnings	18.761	18.761	7.216	7.216
3.07	Operating earnings	59.432	59.432	29.814	29.814
3.08	Non-operating earnings	687	687	(386)	(386)
3.08.01	Revenues	708	708	14	14
3.08.02	Expenses	(21)	(21)	(400)	(400)
3.09	Earnings before Tax / Stakes	60.119	60.119	29.428	29.428
3.10	Provision for Income Tax & Social Security	(9.963)	(9.963)	(5.792)	(5.792)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	0	0	0	0

01.01 - IDENTIFICATION

1. CVM N°	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

ASSOCIATED / SUBSIDIARY COMPANY

REGISTERED CORPORATE NAME
BELGO BEKAERT ARAMES S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1.CODE NO.	2. DESCRIPTION	3. 01/01/03 a 31/03/03	4. 01/01/03 a 31/03/03	5. 01/01/02 a 31/03/02	6. 01/01/02 a 31/03/02
3.12.01	Stakes	0	0	0	0
3.12.02	Dues & levies	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit / loss for Period	50.156	50.156	23.636	23.636
	NO. OF SHARES, EX-TREASURY (000)	632.390	632.390	632.390	632.390
	PROFIT X SHARE	0,07931	0,07931	0,03738	0,03738
	LOSS X SHARE				

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary /Associated Company: BELGO BEKAERT ARAMES S.A.

Production and sales

Production reached 124,700 tons, 10.7% higher than the volume for the first quarter of 2002, channeled largely to international markets.

Sales reached 124,900 tons, up 6.9% compared to the first quarter of 2002. There was a sharp increase in international sales, up 129.8% over the same period the previous year.

Earnings

The net revenues of the Company rose by 36.4% to R$ 262.9 million during the first quarter of 2003, due basically to sales of products with higher added value and a better sales mix.

The operating earnings (EBIT) for the first quarter reached R$ 45.7 million, compared to the R$ 26.8 million posted for the first quarter of 2002, reflecting an increase of 70.8%, due mainly to higher net sales revenues.

The net profit for the first quarter of R$ 50.2 million was 112.2% higher than the R$ 23.6 million posted for the first quarter of 2002, benefiting from higher operating earnings (EBIT) and better equity earnings.

The cash-flow generation (EBITDA) reached R$ 55.0 million, 55.4% higher than the R$ 35.4 million posted for the first quarter of 2002.

Investments

The Company invested some R$ 6.8 million during the first quarter of 2003, mainly in new projects, products with higher added value, enhanced productivity, the environment and better customer care. A start was made on implementing the SAP computerized management system, in order to modernize and streamline the information systems, introducing new processes endowing the Company with a keener competitive edge.

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1.CODE NO.	2. DESCRIPTION	3. 01/01/03 a 31/03/03	4. 01/01/03 a 31/03/03	5. 01/01/02 a 31/03/02	6. 01/01/02 a 31/03/02
3.01	Gross revenue from Sales and/or Services	296.957	296.957	182.826	182.826
3.02	Deductions from Gross revenue	(70.583)	(70.583)	(42.119)	(42.119)
3.03	Net revenue from Sales and/or Services	226.374	226.374	140.707	140.707
3.04	Cost of Goods and/or Services sold	(148.274)	(148.274)	(81.171)	(81.171)
3.05	Gross earnings	78.100	78.100	59.536	59.536
3.06	Operating Expenses / Revenues	(63.454)	(63.454)	(21.128)	(21.128)
3.06.01	On Sales	(10.620)	(10.620)	(1.807)	(1.807)
3.06.02	Overhead	(3.582)	(3.582)	(2.497)	(2.497)
3.06.03	Financial	(17.801)	(17.801)	(5.341)	(5.341)
3.06.03.01	Financial revenues	2.184	2.184	1.632	1.632
3.06.03.02	Financial expenses	(19.985)	(19.985)	(6.973)	(6.973)
3.06.04	Other operating revenues	10.046	10.046	1.875	1.875
3.06.05	Other operating expenses	(41.497)	(41.497)	(13.358)	(13.358)
3.06.06	Equity earnings	0	0	0	0
3.07	Operating earnings	14.646	14.646	38.408	38.408
3.08	Non-operating earnings	(107)	(107)	(913)	(913)
3.08.01	Revenues	16	16	104	104
3.08.02	Expenses	(123)	(123)	(1.017)	(1.017)
3.09	Earnings before Tax / Stakes	14.539	14.539	37.495	37.495
3.10	Provision for Income Tax & Social Security	(5.588)	(5.588)	(12.399)	(12.399)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Dues / Stakes	(750)	(750)	0	0

01.01 - IDENTIFICATION

1. CVM Nº	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO (CNPJ)
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

SUBSIDIARY / ASSOCIATED COMPANY

REGISTERED CORPORATE NAME
BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

18.01 - EARNINGS STATEMENT - ASSOCIATED / SUBSIDIARY COMPANY (R$ 000)

1 - CODE	2. DESCRIPTION	3. 01/01/03 a 31/03/03	4. 01/01/03 a 31/03/03	5. 01/01/02 a 31/03/02	6. 01/01/02 a 31/03/02
3.12.01	Stakes	(750)	(750)	0	0
3.12.02	Dues & levies	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit / loss for Period	8.201	8.201	25.096	25.096
	NO. OF SHARES, EX-TREASURY (000)	29.706	29.706	29.706	29.706
	PROFIT X SHARE	0,27607	0,27607	0,84481	0,84481
	LOSS X SHARE				

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company : BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Production/Sales:

The output of rolled products reached 223,400 tons, topping the output for the same period in 2002 of 184,700 tons.

Costs were 60.4%, higher than in 2002, due to rising prices for raw materials and feedstock, such as: pig iron, scrap, electricity and natural gas from the second half of 202 onwards.

Sales on the domestic market reached 177,000 tons, up 18.3% over the same period in 2002, when 149,600 tons were sold.

Total sales in tons were 18.9% higher than during the same period in 2002, with rising export volumes spurred by an attractive foreign exchange rate for the Real against the US dollar.

Earnings

The operating earnings (EBIT) reached R$ 31.5 million, compared to R$ 43.7 million for the same period in 2002. Despite rising volumes and recovering prices on the domestic and foreign markets, in parallel to the cost-cutting plan, the EBIT was adversely affected by additional leasing outlays of R$ 31.5 million.

The net earnings for the period reached R$ 8.2 million, despite the figures mentioned above and compared to R$ 25.1 million posted in earnings in 2002. In addition to the effects of the additional leasing outlays, financial expenditures rose by R$ 13.0 million through the acquisition of sundry credits held against MJS with the issue of debentures by BMP.

The cash-flow generation (EBITDA) reached R$ 33.3 million, compared to R$ 45.3 million posted for the same period in 2002, already analyzed in the Operating Earnings (EBIT).

18.02 - COMMENT ON PERFORMANCE OF ASSOCIATED / SUBSIDIARY COMPANY

Subsidiary / Associated Company : BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Net Debt

Debt reached R$ 325.0 million, compared to R$ 207.9 million for the same period in 2002. This increase was due to the acquisition of almost all the credits held against MJS. This debt level is compatible with the cash-flow generation forecast for the next few years.

Investments

The Company allocated investments of R$ 3.6 million, increasing its annealed CA-60 nail production capacity, upgrading the quality of the finish on its products for the industrial sector (wire rod, bars, etc), and starting to work with heat treatment for bars.

Relevant Fact

On February 10, 2003, Companhia Siderúrgica Belgo-Mineira announced that its subsidiary company Belgo-Mineira Participação Indústria e Comércio S/A, had completed the negotiations with the Mendes Júnior Group through the process of closing down the Juiz de Fora Project, duly noting that :

The Board of Mendes Júnior Siderurgia S/A (MJS) approved an increase in its equity capital of R$ 49,973,308.00 (forty nine million, nine hundred and seventy three thousand, three hundred and eight reais), to be subscribed and paid in by BMP in Managing Director-March, when a Extraordinary General Meeting of MJS will also be held to renew its Board and change its name to BMP Siderurgia S/A.

An announcement issued on March 14, 2003 stated that all corporate acts were carried out on this date and pertinent to the relevant fact published on February 10, 2003. as a result, Belgo-Mineira Participação Indústria e Comércio S/A now holds some 98% of the voting capital and 99% of the total capital of BMP Siderurgia S/A, previously called Mendes Júnior Siderurgia S/A with its new management having been elected and inducted into office, including the directors and Board members.

However, the Usina de Juiz de Fora plant is still being operated by Belgo-Mineira Participação Indústria e Comércio S/A under the lease contract, and is now moving on to remedying its liabilities so that BMP Siderurgia S/A can reassume the industrial operations of the plant with a simplified structure and rationalized costs.

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